No.1 Martin Place
Sydney NSW 2000
GPO Box 4294

Telephone (61 2) 8232 3333
[illegible]ile (61 2) 8232 7780
122246
t http://www.macquarie.com.au
'87 SSE
MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341


05005334


RECD S.E.C.
JAN 1 3 2005
1086

12 January 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL


MACQUARIE
BANK

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely



Dennis Leong
Company Secretary


PROCESSED
JAN 2 6 2005
THOMSON
FINANCIAL

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414


RECD S.E.C.
JAN 1 8 2005
1086

6th January 2005


MACQUARIE
BANK

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update

Since the last notification to ASX of the position at 30 November 2004, there have been the following changes in the number of fully paid ordinary shares of Macquarie Bank Limited on issue:

The following options have been exercised (converting into one fully paid share per option):

- 5,000 options exercisable at $20.18 each and expiring on 9 December 2004 (MBLAFA);
- 9,856 options exercisable at $19.97 each and expiring on 24 January 2005 (MBLAFF)
- 308,781 options exercisable at $23.94 each and expiring on 21 July 2005 (MBLAFL);
- 3,750 options exercisable at $23.76 each and expiring on 28 March 2005 (MBLAFR);
- 18,775 options exercisable at $23.94 each and expiring on 11 August 2005 (MBLAFU);
- 4,168 options exercisable at $24.43 each and expiring on 19 August 2005 (MBLAGJ);
- 7,500 options exercisable at $23.94 each and expiring on 30 August 2005 (MBLAGS);
- 8,500 options exercisable at $28.29 each and expiring on 19 January 2006 (MBLAIA);
- 22,222 options exercisable at $27.98 each and expiring on 1 February 2006 (MBL0001);
- 8,332 options exercisable at $27.04 each and expiring on 17 April 2006 (MBL0012);
- 3,332 options exercisable at $28.55 each and expiring on 19 April 2006

(MBL0014);

- 416,026 options exercisable at $34.71 each and expiring on 2 August 2006 (MBL0029);
- 3,332 options exercisable at $30.25 each and expiring on 3 August 2006 (MBL0030);
- 78,884 options exercisable at $34.71 each and expiring on 31 August 2006 (MBL0040);
- 8,332 options exercisable at $32.20 each and expiring on 21 September 2006 (MBL0047);
- 8,332 options exercisable at $36.66 each and expiring on 24 September 2006 (MBL0048);
- 6,666 options exercisable at $33.01 each and expiring on 27 September 2006 (MBL0051);
- 15,664 options exercisable at $34.71 each and expiring on 28 September 2006 (MBL0052);
- 3,332 options exercisable at $29.72 each and expiring on 8 October 2006 (MBL0056);
- 3,332 options exercisable at $37.52 each and expiring on 9 October 2006 (MBL0057);
- 1,666 options exercisable at $36.68 each and expiring on 12 October 2006 (MBL0058);
- 5,332 options exercisable at $37.05 each and expiring on 30 October 2006 (MBL0062);
- 3,332 options exercisable at $37.26 each and expiring on 31 October 2006 (MBL0063);
- 3,332 options exercisable at $37.94 each and expiring on 7 November 2006 (MBL0064);
- 8,332 options exercisable at $36.84 each and expiring on 26 November 2006 (MBL0071);
- 8,332 options exercisable at $36.36 each and expiring on 10 December 2006 (MBL0074);
- 1,666 options exercisable at $36.54 each and expiring on 13 March 2007 (MBL0079);
- 132,940 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118);
- 1,200 options exercisable at $33.06 each and expiring on 28 August 2007 (MBL0122);
- 73,254 options exercisable at $30.51 each and expiring on 30 August 2007 (MBL0124);
- 5,832 options exercisable at $30.51 each and expiring on 11 October 2007 (MBL0131);
- 1,666 options exercisable at $33.20 each and expiring on 14 October 2007 (MBL0132);
- 1,166 options exercisable at $30.51 each and expiring on 20 November 2007 (MBL0140);
- 10,065 options exercisable at $30.51 each and expiring on 24 December 2007 (MBL0142);
- 4,166 options exercisable at $27.18 each and expiring on 27 December 2007 (MBL0143);

- 4,166 options exercisable at $21.66 each and expiring on 3 February 2008 (MBL0149);
- 1,666 options exercisable at $23.03 each and expiring on 12 February 2008 (MBL0155);
- 1,666 options exercisable at $20.50 each and expiring on 13 February 2008 (MBL0156);
- 1,000 options exercisable at $22.22 each and expiring on 6 March 2008 (MBL0162); and
- 8,657 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202).

Also, on 17 December 2004, 513,354 fully paid ordinary shares were issued at a price of $44.25 each under the Dividend Reinvestment Plan for the ordinary dividend payable on 17 December 2004.

Thus, at 31 December 2004 the number of issued fully paid ordinary $1.00 shares was 222,944,008.

Since the last notification to the ASX, the following new options have been issued:

- 76,400 options exercisable at $44.88 each and expiring on 8 December 2009 (MBL0280);
- 7,000 options exercisable at $34.60 each and expiring on 8 December 2009 (MBL0281);
- 30,000 options exercisable at $32.75 each and expiring on 8 December 2009 (MBL0282); and
- 40,000 options exercisable at $45.15 each and expiring on 22 December 2009 (MBL0283).

Also, since the last notification to ASX, the following options have lapsed unexercised:

- 15,004 options exercisable at $34.71 each and expiring on 2 August 2006 (MBL0029);
- 11,668 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118);
- 8,334 options exercisable at $31.54 each and expiring on 26 August 2007 (MBL0120);
- 45,000 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202);
- 139,000 options exercisable at $32.75 each and expiring on 9 August 2009 (MBL0268); and
- 99,536 options exercisable at $34.60 each and expiring on 9 August 2009 (MBL0271).

The number of options on issue at 31 December 2004 was 28,773,687, all exercisable into one share per option.

Yours faithfully

Dennis Leong
Company Secretary

Listing of Macquarie Bank Limited Options

As at 31 December 2004

MBL Code	Number	Exercise Price	Expiry Date
MBL0001	33,334	$27.98	1/02/2006
MBL0003	12,500	$18.51	26/02/2006
MBL0004	1,668	$28.39	27/02/2006
MBL0007	5,000	$28.19	20/03/2006
MBL0010	1,668	$28.00	2/04/2006
MBL0012	4,168	$27.04	17/04/2006
MBL0014	1,668	$28.55	19/04/2006
MBL0017	5,000	$26.85	24/04/2006
MBL0018	5,000	$27.60	28/05/2006
MBL0019	5,000	$27.77	29/05/2006
MBL0020	5,000	$27.53	6/06/2006
MBL0021	1,668	$27.58	15/06/2006
MBL0023	1,668	$28.19	24/07/2006
MBL0025	1,668	$29.72	27/07/2006
MBL0027	1,668	$28.15	31/07/2006
MBL0028	1,668	$28.46	1/08/2006
MBL0029	3,154,237	$34.71	2/08/2006
MBL0030	1,668	$30.25	3/08/2006
MBL0031	5,000	$28.21	7/08/2006
MBL0033	6,668	$29.50	9/08/2006
MBL0035	3,334	$29.35	13/08/2006
MBL0037	5,000	$34.71	28/08/2006
MBL0038	1,668	$35.41	29/08/2006
MBL0040	561,514	$34.71	31/08/2006
MBL0041	3,000	$34.82	3/09/2006
MBL0042	5,000	$27.60	4/09/2006
MBL0044	12,500	$31.48	5/09/2006
MBL0046	20,000	$28.19	20/09/2006
MBL0047	4,168	$32.20	21/09/2006
MBL0048	4,168	$36.66	24/09/2006
MBL0049	12,500	$36.48	25/09/2006
MBL0050	12,500	$35.95	26/09/2006
MBL0051	3,334	$33.01	27/09/2006
MBL0052	201,322	$34.71	28/09/2006
MBL0053	5,000	$35.93	1/10/2006
MBL0056	1,668	$29.72	8/10/2006
MBL0057	1,668	$37.52	9/10/2006
MBL0058	3,334	$36.68	12/10/2006
MBL0059	5,000	$28.39	15/10/2006
MBL0061	12,500	$37.75	29/10/2006

Listing of Macquarie Bank Limited Options

As at 31 December 2004

MBL Code	Number	Exercise Price	Expiry Date
MBL0062	4,168	$37.05	30/10/2006
MBL0063	1,668	$37.26	31/10/2006
MBL0064	1,668	$37.94	7/11/2006
MBL0066	5,000	$36.85	13/11/2006
MBL0067	5,000	$36.86	14/11/2006
MBL0069	5,000	$35.71	16/11/2006
MBL0070	32,500	$37.58	22/11/2006
MBL0071	4,168	$36.84	26/11/2006
MBL0072	5,000	$36.05	3/12/2006
MBL0073	1,668	$35.71	5/12/2006
MBL0074	4,168	$36.36	10/12/2006
MBL0075	5,000	$37.55	20/12/2006
MBL0076	12,500	$37.67	25/01/2007
MBL0077	5,000	$37.47	4/02/2007
MBL0078	5,000	$36.08	12/03/2007
MBL0079	15,834	$36.54	13/03/2007
MBL0080	10,000	$36.34	14/03/2007
MBL0081	5,000	$35.24	15/03/2007
MBL0083	5,000	$36.85	19/03/2007
MBL0084	1,666	$35.15	20/03/2007
MBL0086	3,334	$36.85	22/03/2007
MBL0087	5,000	$36.67	25/03/2007
MBL0088	5,000	$36.68	26/03/2007
MBL0089	32,500	$36.55	27/03/2007
MBL0092	4,166	$36.34	1/04/2007
MBL0094	12,500	$34.82	3/04/2007
MBL0095	12,500	$35.99	4/04/2007
MBL0096	5,000	$35.22	5/04/2007
MBL0097	5,000	$35.59	8/04/2007
MBL0098	5,000	$37.35	9/04/2007
MBL0099	5,000	$36.67	10/04/2007
MBL0101	5,000	$36.95	18/04/2007
MBL0102	5,000	$33.16	23/05/2007
MBL0103	5,000	$35.31	24/05/2007
MBL0105	5,000	$32.76	28/05/2007
MBL0106	3,334	$33.12	29/05/2007
MBL0107	45,000	$33.54	4/07/2007
MBL0108	3,334	$33.45	5/07/2007
MBL0109	12,500	$33.05	8/07/2007
MBL0111	5,000	$36.00	10/07/2007
MBL0113	12,500	$33.20	12/07/2007

Listing of Macquarie Bank Limited Options

As at 31 December 2004

MBL Code	Number	Exercise Price	Expiry Date
MBL0115	5,000	$33.19	19/07/2007
MBL0117	5,000	$32.47	23/07/2007
MBL0118	4,312,067	$30.51	1/08/2007
MBL0119	3,334	$33.45	23/08/2007
MBL0120	5,000	$31.54	26/08/2007
MBL0121	5,000	$32.77	27/08/2007
MBL0122	3,800	$33.06	28/08/2007
MBL0123	4,166	$33.10	29/08/2007
MBL0124	712,712	$30.51	30/08/2007
MBL0125	3,400	$31.49	2/09/2007
MBL0126	8,334	$32.90	3/09/2007
MBL0128	5,000	$31.28	5/09/2007
MBL0129	20,000	$30.51	6/09/2007
MBL0131	204,019	$30.51	11/10/2007
MBL0132	3,334	$33.20	14/10/2007
MBL0133	13,334	$26.45	15/10/2007
MBL0134	5,000	$37.43	16/10/2007
MBL0135	5,000	$31.28	21/10/2007
MBL0136	3,334	$25.04	24/10/2007
MBL0138	5,000	$24.48	28/10/2007
MBL0140	11,134	$30.51	20/11/2007
MBL0142	277,888	$30.51	24/12/2007
MBL0143	8,334	$27.18	27/12/2007
MBL0144	25,000	$31.54	30/12/2007
MBL0146	5,000	$26.45	2/01/2008
MBL0147	12,500	$31.56	3/01/2008
MBL0149	8,334	$21.66	3/02/2008
MBL0151	5,000	$23.48	24/01/2008
MBL0152	5,000	$22.42	6/02/2008
MBL0153	3,334	$20.44	10/02/2008
MBL0155	3,334	$23.03	12/02/2008
MBL0156	3,334	$20.50	13/02/2008
MBL0158	5,000	$22.76	19/02/2008
MBL0161	5,000	$23.82	5/03/2008
MBL0162	2,000	$22.22	6/03/2008
MBL0163	5,000	$25.23	7/03/2008
MBL0165	5,000	$23.82	12/03/2008
MBL0166	5,000	$21.23	13/03/2008
MBL0167	32,500	$25.82	14/03/2008
MBL0168	12,500	$20.57	17/03/2008
MBL0169	12,500	$25.23	24/03/2008

Listing of Macquarie Bank Limited Options

As at 31 December 2004

MBL Code	Number	Exercise Price	Expiry Date
MBL0170	32,500	$25.15	1/04/2008
MBL0171	12,500	$25.68	2/04/2008
MBL0173	5,000	$25.94	23/04/2008
MBL0174	12,500	$24.20	24/04/2008
MBL0175	12,500	$24.27	28/04/2008
MBL0176	12,500	$24.67	6/05/2008
MBL0177	5,000	$24.85	7/05/2008
MBL0178	5,000	$24.40	8/05/2008
MBL0179	5,000	$24.71	8/05/2008
MBL0181	12,500	$25.92	13/05/2008
MBL0182	26,667	$24.58	22/05/2008
MBL0183	5,000	$24.22	23/05/2008
MBL0184	5,000	$24.25	26/05/2008
MBL0185	5,000	$21.12	28/05/2008
MBL0187	5,000	$24.98	14/07/2008
MBL0188	5,000	$24.98	16/07/2008
MBL0189	12,500	$24.93	17/07/2008
MBL0190	5,000	$24.49	27/07/2008
MBL0191	5,000	$25.00	28/07/2008
MBL0192	5,000	$26.05	31/07/2008
MBL0193	12,500	$26.51	1/08/2008
MBL0194	5,000	$26.21	4/08/2008
MBL0195	8,334	$24.42	19/08/2008
MBL0196	5,000	$28.99	20/08/2008
MBL0197	12,500	$29.06	21/08/2008
MBL0198	5,000	$28.02	22/08/2008
MBL0200	5,000	$29.00	26/08/2008
MBL0201	12,500	$28.41	2/09/2008
MBL0202	6,176,412	$28.74	28/08/2008
MBL0203	5,000	$29.46	16/09/2008
MBL0204	5,000	$29.46	15/09/2008
MBL0205	5,000	$24.17	17/09/2008
MBL0206	12,500	$28.74	26/09/2008
MBL0207	697,482	$28.74	24/09/2008
MBL0208	9,250	$24.54	22/09/2008
MBL0209	67,875	$28.74	1/10/2008
MBL0211	5,000	$29.96	30/09/2008
MBL0212	5,000	$29.46	2/10/2008
MBL0213	4,166	$24.53	8/10/2008
MBL0214	5,000	$29.11	9/10/2008
MBL0215	12,500	$28.64	13/10/2008

Listing of Macquarie Bank Limited Options

As at 31 December 2004

MBL Code	Number	Exercise Price	Expiry Date
MBL0216	32,500	$30.26	12/10/2008
MBL0217	12,500	$24.28	20/10/2008
MBL0218	5,000	$32.82	21/10/2008
MBL0219	5,000	$31.39	22/10/2008
MBL0220	5,000	$29.91	23/10/2008
MBL0221	5,000	$22.22	24/10/2008
MBL0222	27,249	$28.74	30/10/2008
MBL0223	5,000	$29.78	3/11/2008
MBL0224	12,500	$29.72	4/11/2008
MBL0225	5,000	$31.18	31/10/2008
MBL0226	5,000	$34.49	6/11/2008
MBL0227	5,000	$26.84	1/09/2008
MBL0228	12,500	$29.00	5/11/2008
MBL0229	12,500	$34.49	9/11/2008
MBL0231	5,000	$31.74	7/11/2008
MBL0232	5,000	$32.48	12/11/2008
MBL0233	12,500	$34.44	14/11/2008
MBL0234	12,500	$34.72	17/11/2008
MBL0235	5,000	$33.99	21/11/2008
MBL0236	12,500	$31.31	20/11/2008
MBL0237	5,000	$34.40	18/11/2008
MBL0238	5,000	$24.53	3/12/2008
MBL0239	5,000	$35.49	5/12/2008
MBL0240	12,500	$34.91	10/12/2008
MBL0241	5,000	$21.66	11/12/2008
MBL0242	3,000	$28.74	16/12/2008
MBL0243	5,000	$34.60	12/12/2008
MBL0245	4,300	$28.74	23/12/2008
MBL0246	5,000	$24.85	22/12/2008
MBL0247	12,500	$34.78	8/01/2009
MBL0248	12,500	$34.78	8/01/2009
MBL0249	17,500	$33.95	22/01/2009
MBL0250	12,500	$28.96	2/02/2009
MBL0251	2,900	$30.51	1/08/2007
MBL0252	10,000	$33.45	9/02/2009
MBL0253	10,000	$33.45	9/02/2009
MBL0254	22,500	$33.45	9/02/2009
MBL0255	5,000	$32.48	9/02/2009
MBL0256	35,000	$33.76	8/03/2009
MBL0257	17,500	$34.67	22/03/2009
MBL0258	5,000	$24.62	8/03/2009

Listing of Macquarie Bank Limited Options

As at 31 December 2004

MBL Code	Number	Exercise Price	Expiry Date
MBL0259	5,000	$24.58	9/03/2009
MBL0260	52,500	$36.71	8/04/2009
MBL0261	27,500	$35.54	22/04/2009
MBL0262	35,000	$34.66	10/05/2009
MBL0263	72,500	$33.00	24/05/2009
MBL0264	17,500	$33.84	8/06/2009
MBL0265	37,500	$34.27	22/06/2009
MBL0266	57,500	$33.58	8/07/2009
MBL0267	1,733,600	$33.11	22/07/2009
MBL0268	3,201,495	$32.75	9/08/2009
MBL0269	2,452,800	$32.26	23/08/2009
MBL0270	5,000	$30.67	23/08/2009
MBL0271	798,814	$34.60	8/09/2009
MBL0272	220,200	$35.28	22/09/2009
MBL0273	227,650	$36.99	8/10/2009
MBL0274	112,800	$39.64	22/10/2009
MBL0275	88,350	$40.81	8/11/2009
MBL0276	94,200	$32.75	8/11/2009
MBL0277	25,000	$33.11	8/11/2009
MBL0278	54,850	$41.72	22/11/2009
MBL0279	127,600	$32.75	22/11/2009
MBL0280	76,400	$44.88	8/12/2009
MBL0281	7,000	$34.60	8/12/2009
MBL0282	30,000	$32.75	8/12/2009
MBL0283	40,000	$45.15	22/12/2009
MBLAFL	1,016,053	$23.94	21/07/2005
MBLAFT	50,000	$23.94	2/08/2005
MBLAFU	19,350	$23.94	11/08/2005
MBLAFX	5,000	$24.29	5/08/2005
MBLAGC	12,083	$23.94	8/08/2005
MBLAGI	5,000	$23.76	18/08/2005
MBLAGS	60,672	$23.94	30/08/2005
MBLAGW	10,000	$25.59	14/10/2005
MBLAGX	12,500	$26.12	15/10/2005
MBLAHC	4,168	$24.36	13/10/2005
MBLAHM	5,000	$27.83	30/01/2006
MBLAHO	5,000	$27.86	3/01/2006
MBLAHP	1,668	$27.93	12/01/2006
MBLAHS	5,000	$27.71	5/01/2006
MBLAHW	12,500	$27.46	16/01/2006
MBLAHY	12,500	$27.71	18/01/2006

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 December 2004

MBL Code	Number	Exercise Price	Expiry Date
TOTAL	28,773,687		

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	41,166
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	24,500 @ $30.51 each 16,666 @ $34.71 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	41,166 on 6/1/05

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
222,988,508	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)
350,000	Non-cumulative Redeemable Preference Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	28,729,187	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 6 January 2005
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Bank Limited
ACN 008 583 542

No.1 Martin Place
SYDNEY NSW 2000
GPO Box 4294
SYDNEY NSW 1164
AUSTRALIA

Telephone:
(02) 8232 8792
Facsimile:
(02) 8232 4437

Email Address
hwheatle@macquarie.com.au

Please telephone
Helen Wheatley on
(02) 8232 8757
if complete transmission
not received.

Compliance, RMD

Attention Company Announcements

Date 24 December 2004

Company ASX

Fax No 1900 999 279

Pages 60 (incl. this page)

From Helen Wheatley

Priority Routine

MACQUARIE

Message

FORM 604:

Attached FORM 604 re MACQUARIE COMMUNICATIONSINFRASTRUCTURE GROUP (MCG).

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To: Company Name/Scheme	**MACQUARIE COMMUNICATIONS INFRASTRUCTURE GROUP ("MCG")** Macquarie Communications Infrastucture Management Limited (ABN 29 066 047 738) ("MCIML") as responsible entity of Macquarie Communications Infrastructure trust (ARSN 101 048 293) ("MCIT") Macquarie Communications Infrastucture Limited (ABN 18 084 388 983) ("MCIL") Level 15, 1 Martin Place Sydney, NSW 2000
ACN/ARSN	(see above)

1. Details of substantial holder(1)

Name	Macquarie Bank Limited ("MBL") and each of the companies listed in Annexure A (the "MBL Group");
ACN/ARSN (if applicable)	008 583 542
There was a change in the interests of the substantial holder on	22.12.04
The previous notice was given to the company on	06.12.04
The previous notice was dated	06.09.04

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully Paid Stapled Securities 'stp sec'	55,883,338	33.39%	41,412,553	24.33%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Number of	and Class Securities	Person's votes affected
					stp sec	
See Annexure B						

4. *Present relevant Interests*

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Number Of	and Class Securiites	Person's votes
Macquarie Life Limited MLL	MLL	MLL	Relevant interest arising pursuant to section 608 (1) of the Corporations Act	25,028	stp sec	25,028
Macquarie Investment Management Limited MIML	Bond Street Custodians	Bond Street Custodians	As above	196,966	stp sec	196,966
	JP Morgan	JP Morgan	As above	60,997	stp sec	60,997
	National Nominees	National Nominees	As above	152,441	stp sec	152,441
Macquarie Bank Limited 'MBL'	MBL	MBL	As above	33,482,687	stp sec	33,482,587
	MBL	MBL	As above	500,000	stp sec	500,000
	MBL	MBL	As above	4,687,316	stp sec	4,687,316
Macquarie Private Portfolio Management 'MPPM'	Bond Street Custodians	Bond Street Custodians	As Above	593,045	stp sec	593,045
Brook Asset Management Limited	State Street Australia	State Street Australia	As Above	688,108	Stp sec	688,108
	Trustees Executors	Trustees Executors	As Above	308,142	Stp sec	308,142
	BNP Paribas	BNP Paribas	As Above	715,303	Stp sec	715,303
	ASB Group Investments	ASB Group Investments	As Above	2,620	Stp sec	2,620

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
MBL & MBL Group	Controlled Bodies Corporate
Brook Asset Management Limited	MBL became a 49% holder of Brook Asset Management Limited.

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
MBL	C\- Level 3, 25 National Circuit, Forrest, ACT, 2603
MBL Group	C\- Level 15, No. 1 Martin Place, Sydney, NSW, 2000
MIML	C\- Level 15, No. 1 Martin Place, Sydney, NSW, 2000
MLL	C\- Level 15, No. 1 Martin Place, Sydney, NSW, 2000
State Street Australia	L. 18, 338 Pitt St., Sydney, NSW 2000
JP Morgan	L. 26 Grosvenor Place, 225 George St., Sydney, NSW 2000
National Nominees Limited	5th Floor, 271 Collins St., Melbourne, VIC 3000
Bond St. Custodians Ltd.	Lvl 12, 20 Bond St, Sydney, NSW 2000
Brook Asset Management Limited	Level 21, 191 Queen Street, PO Box 7548, Wellesley Street Auckland, New Zealand

Signature

print name: Angela Blair Capacity: Assistant Company Secretary



sign here date 24 December 2004

24-12-04;10:52AM;Macq Bank Print Centre ;3128226808

ANNEXURE 'A'

This is the annexure marked 'A' of 12 pages referred to in the Notice of change of interests of substantial holder



Angela Blair
Assistant Company Secretary, Macquarie Bank Limited
24 December 2004

CONTROLLED BODIES CORPORATE

AUSCONO	COMNAME
008 571 962	A.C.N. 008 571 962 PTY LIMITED (IN LIQUIDATION)
	AAC SUBSIDIARY, LLC
	AIRPORT INFRASTRUCTURE (NO. 2) LIMITED
078 453 648	AIRPORT MOTORWAY CUSTODIANS PTY LIMITED
075 176 813	AIRPORT MOTORWAY INFRASTRUCTURE NO. 1 LIMITED
075 176 859	AIRPORT MOTORWAY INFRASTRUCTURE NO. 3 LIMITED
075 176 993	AIRPORT MOTORWAY INFRASTRUCTURE NO. 4 LIMITED
076 529 550	ALDISA NOMINEES PTY LIMITED (IN LIQUIDATION)
008 640 177	ALEATORY PTY. LIMITED
081 119 477	ALLOCA (NO. 4) PTY. LIMITED
106 608 422	AMICUS CURIAE PTY LIMITED
078 953 607	AMT MANAGEMENT LIMITED
WK-131747	ASHER SECURITIES LIMITED
51-0069666	ATLANTIC AVIATION CORPORATION, INC
	ATLANTIC AVIATION FLIGHT SUPPORT, INC
23-3018903	ATLANTIC AVIATION HOLDING CORPORATION
	ATLANTIC AVIATION PHILADELPHIA, INC
003 435 452	AUSTRALIA CORPORATE FINANCE LIMITED (IN LIQUIDATION)
074 900 977	AUSTRALIA INFRASTRUCTURE PTY LIMITED (IN LIQUIDATION)
079 630 649	AUSTRALIAN HOTEL INVESTMENT PTY LTD
093 979 223	BAO WAVE PTY LIMITED
059 814 818	BAROSSA GE LIMITED
010 998 384	BARRIER REEF BROADCASTING PROPRIETARY LIMITED
084 276 666	BASS RADIO PTY LIMITED
085 051 761	BASSFARR PTY LIMITED
008 091 325	BAVIAN PTY LIMITED (IN LIQUIDATION)
009 265 187	BELCAP INVESTMENTS PTY LIMITED
008 604 966	BELIKE NOMINEES PTY. LIMITED
006 880 217	BOND STREET AUSTRALIA PTY LIMITED
008 607 065	BOND STREET CUSTODIANS LIMITED
008 606 924	BOND STREET INVESTMENTS PTY. LIMITED
071 247 606	BOND STREET LEASE MANAGEMENT PTY LIMITED
004 680 004	BOSTON AUSTRALIA PTY LIMITED
005 008 702	BOSTON LEASING PTY. LIMITED
	BRAINARD AIRPORT SERVICES, INC
	BRIDGEPORT AIRPORT SERVICES, INC

079 173 381	CAMPUS INTERNATIONAL HOLDINGS PTY. LTD
4800336	CAPITAL METERS HOLDINGS LIMITED
4800317	CAPITAL METERS LIMITED
006 200 899	CASL FINANCIAL SERVICES PTY. LIMITED
008 585 715	CAZINON PTY LIMITED (IN LIQUIDATION)
008 585 797	CEMASTA PTY LIMITED (IN LIQUIDATION)
008 585 804	CENFORD PTY LIMITED
101 229 949	CENTRAL COAST NO.2 PTY LIMITED
069 299 225	CENTRAL COAST RADIO PTY LTD
008 631 954	CHANNAR INVESTMENT NOMINEE PTY LIMITED
	CHARTER OAK AVIATION, INC
WK-133807	CHISWELL INVESTMENTS LIMITED
085 051 645	CLAINEW PTY LIMITED
002 737 868	COLDAVA LIMITED
001 758 407	COMMERCIAL RADIO COFFS HARBOUR PTY LTD
079 775 134	CONCEPT BLUE PROPERTY PTY LTD
071 292 647	CONNECTEAST MANAGEMENT LIMITED
097 768 075	CORIOLIS WATER SERVICES (AUSTRALIA) PTY LIMITED
006 346 952	CORPORATE CAPITAL EQUIPMENT FINANCING PTY. LIMITED
008 581 379	DALOU PTY. LIMITED (IN LIQUIDATION)
WK-129317	DELANO SECURITIES LIMITED
002 965 942	DELINE PTY LIMITED (IN LIQUIDATION)
008 606 871	DEXIN NOMINEES PTY. LIMITED
097 290 894	DIVCO 102 PTY LIMITED
	DIVCO 102 UNIT TRUST
097 290 938	DIVCO 106 PTY LTD
097 290 956	DIVCO 108 PTY LIMITED
	DIVCO 108 UNIT TRUST
	DIVCO 109 UNIT TRUST
083 158 436	DIVCO 12 PTY LIMITED
	DIVCO 133 UNIT TRUST
083 158 490	DIVCO 17 PTY LTD
083 158 589	DIVCO 21 PTY LIMITED
	DIVCO 21 UNIT TRUST
083 158 623	DIVCO 23 PTY LIMITED
	DIVCO 23 UNIT TRUST
083 158 703	DIVCO 28 PTY LTD
083 158 712	DIVCO 29 PTY LIMITED
	DIVCO 29 UNIT TRUST
083 158 892	DIVCO 36 PTY LIMITED
	DIVCO 36 UNIT TRUST
	DIVCO 38 UNIT TRUST
088 347 568	DIVCO 42 PTY LIMITED
	DIVCO 42 UNIT TRUST
083 159 120	DIVCO 47 PTY LIMITED
	DIVCO 47 UNIT TRUST
083 159 175	DIVCO 51 PTY LIMITED
	DIVCO 51 UNIT TRUST
088 347 479	DIVCO 54 PTY LIMITED
	DIVCO 54 UNIT TRUST
088 347 513	DIVCO 59 PTY LIMITED
088 347 531	DIVCO 61 PTY LIMITED
	DIVCO 61 UNIT TRUST
093 601 079	DIVCO 68 PTY LIMITED

097 289 980	DIVCO 83 PTY LIMITED
	DIVCO 83 UNIT TRUST
	DIVERSIFIED CLO INVESTMENTS NO.1 INC
109 819 418	DIVERSIFIED CMBS AUSTRALIA HOLDINGS PTY LIMITED
086 880 873	DUBBO FM RADIO PTY LTD
094 631 964	EASTERN SEA INVESTMENTS PTY LIMITED
057 349 747	EDIVISION INVESTMENTS PTY LIMITED
069 344 001	ELISE NOMINEES PTY LIMITED
009 355 248	ELLDALE PTY LTD
006 435 810	EQUITAS NOMINEES PTY. LIMITED
111 360 528	ESCALATOR AUSTRALIAN INVESTMENT COMPANY PTY LIMITED
111 494 574	ESCALATOR GP CO PTY LIMITED
111 494 663	ESCALATOR INCOME NOTE CO PTY LIMITED
111 494 467	ESCALATOR LP CO PTY LIMITED
008 716 283	ESPERANCE BROADCASTERS PTY LTD
	ETT NATIONAL POWER, INC.
	ETT NEVADA INC
	EUROPA INDUSTRIE BETEILIGUNGEN SA
	EUROPA INDUSTRIE BETEILIGUNGSHOLDING SA
559916	EVEREST ABSOLUTE RETURN II LIMITED
23-3018903	EXECUTIVE AIR SUPPORT, INC
009 636 131	FELTER PTY LIMITED
094 080 118	FINANCIAL ENRICHMENT PTY LTD (IN LIQUIDATION)
	FLI SUBSIDIARY, LLC
11-2290917	FLIGHTWAYS OF LONG ISLAND, INC
081 117 473	FNQ BROADCASTERS CAIRNS PTY LIMITED
081 117 455	FNQ BROADCASTERS TOWNSVILLE PTY LIMITED
009 662 668	FORSBY PTY. LTD.
000 481 032	FORTESCUE GARDENS PTY LIMITED (IN LIQUIDATION)
008 604 466	FOUCAULT PTY LIMITED
	FOUR CORNERS CAPITAL MANAGEMENT LLC
008 542 685	GALANTHUS AUSTRALIA PTY LIMITED
001 581 031	GALANTHUS LEASING PTY LIMITED
068 104 558	GARACHINE PTY LIMITED
054 001 400	GATESUN PTY. LIMITED
003 122 629	GEMATA PTY LIMITED (IN LIQUIDATION)
	GENERAL AVIATION OF NEW ORLEANS, LLC
	GENERAL AVIATION, LLC
133 289 1	GENERATOR BONDS LIMITED
108 026 437	GENERATOR CHARITIES AUSTRALIA PTY LIMITED
103 116 954	GENERATOR INVESTMENTS AUSTRALIA LIMITED
009 642 942	GILLMAN PTY. LIMITED
105 819 181	GLOBAL DEBT INVESTMENTS NO.4 PTY LIMITED
008 604 484	GLORIOLE PTY LIMITED
057 872 723	GOLD COAST F.M. PTY LIMITED
009 661 518	GOLD RADIO SERVICE PTY LIMITED
008 638 462	GONDOR PTY. LIMITED (IN LIQUIDATION)
082 950 249	GOULBURN VALLEY BORDER VENTURE PTY LIMITED
092 410 305	GREAT SOUTHERN LAND BROADCASTERS PTY LTD
008 631 730	GREATER CAIRNS RADIO PTY LIMITED
003 180 309	GROSVENOR OFFICE EQUIPMENT HIRE PTY. LIMITED
008 637 241	HAFLING PTY. LIMITED
108 208 000	HARBOUR VIEW RADIO PTY LIMITED
104 324 441	HEMISPHERE SERVICES PTY LIMITED

000 758 010	HILLSAM NOMINEES PTY. LIMITED
078 327 983	HORIZON ENERGY INVESTMENT MANAGEMENT LIMITED
108 428 431	HR BROADCAST INVESTMENTS 2004 PTY LTD
104 173 891	HUB X PTY LIMITED
002 757 020	IDAMENEO (NO. 79) NOMINEES PTY. LIMITED
009 642 979	INDEMCO PTY LIMITED
65764	INFRASTRUCTURE INVESTMENT NO. 2 LTD.
073 710 942	INFRASTRUCTURE INVESTMENTS NO 1 PTY LIMITED
0199 02 036303	JIG HOLDINGS LIMITED
009 641 114	JUBILEE PTY. LIMITED
008 605 070	KALLERAD PTY. LIMITED
081 119 440	KENSINGTON BANKS PTY LIMITED
076 529 532	KEPILE PTY LIMITED (IN LIQUIDATION)
003 250 833	LANROD PTY LIMITED
008 604 920	LIANA PTY. LIMITED
080 473 025	MAC IT 2000 PTY LIMITED
086 725 966	MACKAY TRANSMISSION FACILITY PTY LTD
096 705 109	MACQUARIE (1 NICHOLSON STREET) NOMINEES PTY LTD
093 438 414	MACQUARIE (ARNCLIFFE) PTY LTD
198500776M	MACQUARIE (ASIA) PTE LTD
200228	MACQUARIE (HK) FINANCIAL SERVICES LIMITED
611405	MACQUARIE (HONG KONG) LIMITED
	MACQUARIE (JAPAN) LIMITED
463469-W	MACQUARIE (MALAYSIA) SDN BHD
110 256 418	MACQUARIE (PYRMONT) PTY LIMITED
	MACQUARIE (TIANJIN) PROPERTY SERVICES CO. LTD
008 594 885	MACQUARIE ACCEPTANCES LIMITED
095 180 788	MACQUARIE ADMIN SERVICES PTY LIMITED
20001234/07	MACQUARIE AFRICA (PROPRIETARY) LIMITED
CR-121760	MACQUARIE AIRCRAFT LEASING NO.1 LIMITED
075 295 760	MACQUARIE AIRPORTS MANAGEMENT LIMITED
094 406 756	MACQUARIE ALLIANCES PTY LIMITED
103 237 181	MACQUARIE ALTERNATIVE ASSETS MANAGEMENT LIMITED
086 159 060	MACQUARIE ALTERNATIVE INVESTMENTS LIMITED
010174903-3379259	MACQUARIE AMERICAS CORP
071 501 963	MACQUARIE ASIA HOLDINGS PTY LIMITED
619928	MACQUARIE ASIA LIMITED
	MACQUARIE ASIA PROPERTY ADVISORS LIMITED
103 780 089	MACQUARIE ASIAN INVESTMENTS PTY LIMITED
064 219 601	MACQUARIE ASSET FINANCE LIMITED
001 263 583	MACQUARIE ASSET MANAGEMENT LIMITED
058 056 616	MACQUARIE ASSET SERVICES (ACT) PTY LIMITED
010 795 794	MACQUARIE ASSET SERVICES (QLD) PTY LIMITED
005 996 725	MACQUARIE ASSET SERVICES (VIC) PTY LIMITED
079 672 450	MACQUARIE ASSET SERVICES (WA) PTY LIMITED
081 706 167	MACQUARIE ASSET SERVICES LIMITED
WK-128186	MACQUARIE AUSTRALIA COMPUTER SYSTEMS LEASING PTY LIMITED
077 193 956	MACQUARIE AUSTRALIA FINANCE PTY LIMITED
006 055 796	MACQUARIE AUSTRALIA INTERNATIONAL LIMITED
002 542 136	MACQUARIE AUSTRALIA LEASE MANAGEMENT PTY LIMITED
008 640 168	MACQUARIE AUSTRALIA MANAGEMENT SERVICES PTY LIMITED
000 736 210	MACQUARIE AUSTRALIA PTY LIMITED
074 453 286	MACQUARIE AUSTRALIA SECURITIES LIMITED
008 660 811	MACQUARIE AUSTRALIA TECHNOLOGY PTY LIMITED

075 176 733	MACQUARIE AVIATION (NO. 1) LIMITED
368579	MACQUARIE AVIATION CAPITAL FINANCE LIMITED
368589	MACQUARIE AVIATION CAPITAL GROUP
368580	MACQUARIE AVIATION CAPITAL LIMITED
008 583 542	MACQUARIE BANK LIMITED
003 650 244	MACQUARIE BANK SUPERANNUATION (NO. 2) PTY. LIMITED
001 531 997	MACQUARIE BANK SUPERANNUATION PTY. LIMITED
109 280 819	MACQUARIE BATHURST STREET PTY LIMITED
	MACQUARIE BRASIL LIMITADA
083 822 404	MACQUARIE BUSINESS BROKING SERVICES PTY LTD
423532-2	MACQUARIE CANADA HOLDINGS LTD
515716	MACQUARIE CANADIAN INFRASTRUCTURE MANAGEMENT LIMITED
605377-7	MACQUARIE CAPITAL (CANADA) LTD
352816	MACQUARIE CAPITAL (NZ) LIMITED
88464	MACQUARIE CAPITAL FUNDING (GP) LIMITED
110 605 724	MACQUARIE CAPITAL FUNDING (LP) PTY LIMITED
FN 215363K	MACQUARIE CAPITAL GMBH
	MACQUARIE CAPITAL KOREA CO LTD
04242665	MACQUARIE CAPITAL LIMITED
006 938 825	MACQUARIE CAPITAL MARKETS NOMINEES PTY LIMITED
097 868 687	MACQUARIE CLO INVESTMENTS NO.1 PTY LIMITED
065 178 618	MACQUARIE CLO INVESTMENTS NO.2 PTY LIMITED
006 198 910	MACQUARIE COMMERCIAL LEASING VIC. PTY. LIMITED
5259474	MACQUARIE COMMODITIES (UK) LIMITED
315259503	MACQUARIE COMMODITIES FINANCE (UK) LIMITED
066 047 738	MACQUARIE COMMUNICATIONS INFRASTRUCTURE MANAGEMENT LIMITED
109 837 783	MACQUARIE COMMUNITY PARTNERSHIPS FUNDS MANAGEMENT LIMITED
111 117 465	MACQUARIE COMMUNITY PARTNERSHIPS LIMITED
096 629 471	MACQUARIE CONCEPT BLUE PTY LTD
2569853	MACQUARIE CORIOLIS HOLDINGS INC
911031568	MACQUARIE CORPORATE FINANCE (USA) INC
008 606 862	MACQUARIE CORPORATE FINANCE HOLDINGS PTY LTD
008 595 426	MACQUARIE CORPORATE FINANCE LIMITED
20-1536178	MACQUARIE COTTON INTERNATIONAL INC
069 709 468	MACQUARIE COUNTRYWIDE MANAGEMENT LIMITED
008 596 950	MACQUARIE DEPOSITS PTY. LIMITED
102 607 616	MACQUARIE DEVELOPMENT CAPITAL II PTY LIMITED
082 018 399	MACQUARIE DEVELOPMENT CAPITAL PTY LIMITED
091 936 515	MACQUARIE DEVELOPMENT DIRECTION PTY LIMITED
084 828 473	MACQUARIE DIRECT INVESTMENT A LIMITED
084 828 437	MACQUARIE DIRECT INVESTMENT B LIMITED
008 607 083	MACQUARIE DIRECT INVESTMENT LIMITED
073 623 784	MACQUARIE DIRECT PROPERTY MANAGEMENT LIMITED
085 795 651	MACQUARIE DISTRIBUTION PTY LIMITED
	MACQUARIE DISTRICT ENERGY HOLDINGS LLC
	MACQUARIE DISTRICT ENERGY INC
	MACQUARIE DISTRICT ENERGY MANAGMENT INC
096 211 424	MACQUARIE DIVERSIFIED INVESTMENT SERVICES PTY LIMITED
098 127 578	MACQUARIE DIVERSIFIED INVESTMENTS NO 2 PTY LTD
098 127 569	MACQUARIE DIVERSIFIED INVESTMENTS NO 3 PTY LTD
094 464 365	MACQUARIE DIVERSIFIED PORTFOLIO INVESTMENTS PTY LIMITED
106 197 488	MACQUARIE DYNAMIC MANAGEMENT PTY LIMITED
2304923	MACQUARIE ELECTRONICS CONSULTING INC
363806	MACQUARIE ELECTRONICS LIMITED

363803	MACQUARIE ELECTRONICS REMARKETING LIMITED
1978834	MACQUARIE ELECTRONICS USA INC
067 299 923	MACQUARIE EQUIPMENT FINANCE PTY LTD
112 079 268	MACQUARIE EQUIPMENT RENTALS PTY LIMITED
485394	MACQUARIE EQUITIES (ASIA) LIMITED
063 906 392	MACQUARIE EQUITIES (US) HOLDINGS PTY. LIMITED
	MACQUARIE EQUITIES BRASIL LIMITADA
WN 1114218	MACQUARIE EQUITIES CUSTODIANS LIMITED
002 574 923	MACQUARIE EQUITIES LIMITED
WN/1007806	MACQUARIE EQUITIES NEW ZEALAND LIMITED
f13634	MACQUARIE EQUITIES SERVICES SINGAPORE PTE LTD - HK BRANCH
200408424K	MACQUARIE EQUITIES SERVICES SINGAPORE PTE. LTD.
001 374 572	MACQUARIE EQUITY CAPITAL MARKETS LIMITED
3704031	MACQUARIE EUROPE LIMITED
078 771 123	MACQUARIE EUROPEAN HOLDINGS PTY LIMITED
112 017 919	MACQUARIE EUROPEAN INVESTMENTS PTY LIMITED
086 587 635	MACQUARIE FILMED INVESTMENTS PTY LTD
1065067	MACQUARIE FINANCE (NZ) LIMITED
2984767	MACQUARIE FINANCE (UK) LIMITED
001 214 964	MACQUARIE FINANCE LIMITED
111 060 587	MACQUARIE FINANCIAL PLANNING SERVICES LIMITED
095 135 694	MACQUARIE FINANCIAL PRODUCTS MANAGEMENT LIMITED
008 606 764	MACQUARIE FIRST AVIATION LEASING PTY. LIMITED
069 344 154	MACQUARIE FLEET LEASING PTY LIMITED
093 752 946	MACQUARIE FORESTRY SERVICES PTY LIMITED
008 607 047	MACQUARIE FOURTEENTH AVIATION LEASING PTY. LIMITED
095 180 564	MACQUARIE FRANCE HOLDINGS PTY LIMITED
093 177 407	MACQUARIE FUNDS MANAGEMENT HOLDINGS PTY LIMITED
724745	MACQUARIE FUNDS MANAGEMENT HONG KONG LIMITED
001 902 165	MACQUARIE FUNDS MANAGEMENT LIMITED
170	MACQUARIE FUTURES & OPTIONS (HONG KONG) LIMITED
111631	MACQUARIE FUTURES (ASIA) LIMITED
991311790-3075848	MACQUARIE FUTURES INC
084 388 947	MACQUARIE GLOBAL DEBT INVESTMENTS NO.1 PTY LIMITED
075 176 779	MACQUARIE GLOBAL DEBT INVESTMENTS NO.2 PTY LIMITED
5259497	MACQUARIE GLOBAL INVESTMENTS (UK) LIMITED
110 930 964	MACQUARIE GLOBAL PROPERTY FUNDS LIMITED
200412291W	MACQUARIE GROUP HOLDINGS (SINGAPORE) PTE LIMITED
245979	MACQUARIE GROUP NEW ZEALAND LIMITED
112 058 072	MACQUARIE HEALTH AND RETIREMENT PTY LIMITED
100 509 975	MACQUARIE HEALTH HOLDINGS PTY LTD
2428034/8809391	MACQUARIE HOLDINGS (U.S.A.) INC
262381	MACQUARIE I.T. (NZ) LIMITED
991311787/3075842	MACQUARIE INC
071 501 918	MACQUARIE INDONESIA HOLDINGS PTY LIMITED
	MACQUARIE INFRASTRUCTURE COMPANY INC
	MACQUARIE INFRASTRUCTURE COMPANY LLC
077 595 012	MACQUARIE INFRASTRUCTURE DEBT MANAGEMENT LIMITED
	MACQUARIE INFRASTRUCTURE FUND ADVISER, LLC
074 311 390	MACQUARIE INFRASTRUCTURE FUNDS MANAGEMENT LIMITED
072 609 271	MACQUARIE INFRASTRUCTURE INVESTMENT MANAGEMENT LIMITED
072 652 736	MACQUARIE INFRASTRUCTURE LIMITED
	MACQUARIE INFRASTRUCTURE MANAGEMENT (USA) INC
072 677 993	MACQUARIE INFRASTRUCTURE NO.2 LIMITED

104-81-74725	MACQUARIE INTERNATIONAL ASSET MANAGEMENT CO LTD
061 160 558	MACQUARIE INTERNATIONAL CAPITAL ADVISORS PTY LIMITED
502151	MACQUARIE INTERNATIONAL CAPITAL MARKETS LIMITED
092 985 263	MACQUARIE INTERNATIONAL FINANCE LIMITED
4125302	MACQUARIE INTERNATIONAL HOLDINGS LIMITED
108 590 996	MACQUARIE INTERNATIONAL INVESTMENTS PTY LIMITED
01802574	MACQUARIE INTERNATIONAL LIMITED
078 980 668	MACQUARIE INTERNATIONAL PROPERTY SERVICES PTY. LIMITED
2579363	MACQUARIE INTERNATIONALE HOLDINGS LIMITED
4957256	MACQUARIE INTERNATIONALE INVESTMENTS LIMITED
36631	MACQUARIE INVESTMENT (HONG KONG) LIMITED
0785179	MACQUARIE INVESTMENT ADVISORY (BEIJING) CO LTD
	MACQUARIE INVESTMENT HOLDINGS INC
WN 1114216	MACQUARIE INVESTMENT MANAGEMENT (NZ) LIMITED
3976881	MACQUARIE INVESTMENT MANAGEMENT (UK) LIMITED
002 867 003	MACQUARIE INVESTMENT MANAGEMENT LTD
071 745 401	MACQUARIE INVESTMENT SERVICES LIMITED
WK-133809	MACQUARIE INVESTMENTS (SINGAPORE) LIMITED
4104671	MACQUARIE INVESTMENTS (UK) LIMITED
069 416 977	MACQUARIE INVESTMENTS AUSTRALIA PTY LIMITED
459515-H	MACQUARIE IT SDN BHD
107 147 222	MACQUARIE JAPAN INFRASTRUCTURE NO.1 PTY LIMITED
107 147 188	MACQUARIE JAPAN INFRASTRUCTURE NO.2 PTY LIMITED
110 990 184	MACQUARIE JIN LIN PTY LIMITED
	MACQUARIE KOREA CO. LTD
002 526 810	MACQUARIE LEASE MANAGEMENT PTY. LIMITED
243880	MACQUARIE LEASING (NZ) LIMITED
2997799	MACQUARIE LEASING (UK) LIMITED
002 675 032	MACQUARIE LEASING NSW PTY. LIMITED
002 674 982	MACQUARIE LEASING PTY. LIMITED
010 529 638	MACQUARIE LEASING QLD PTY. LIMITED
105 453 834	MACQUARIE LEISURE DEVELOPMENTS LIMITED
079 630 676	MACQUARIE LEISURE MANAGEMENT LIMITED
002 574 914	MACQUARIE LEISURE SERVICES PTY LIMITED
	MACQUARIE LENDING NZ LIMITED
003 963 773	MACQUARIE LIFE LIMITED
088 772 203	MACQUARIE MARINAS MANAGEMENT LIMITED
51142 C1/GBL	MACQUARIE MAURITIUS INVESTMENTS LIMITED
3720443	MACQUARIE MDT HOLDINGS INC
108 538 218	MACQUARIE MEDIA FUND MANAGEMENT PTY LIMITED
4921203	MACQUARIE METERS 1 (UK) LIMITED
4920378	MACQUARIE METERS 2 (UK) LIMITED
057 760 175	MACQUARIE MORTGAGES PTY LIMITED
010473862/3438695	MACQUARIE MORTGAGES USA INC
009 636 257	MACQUARIE N.T. LEASING PTY. LIMITED
200404077D	MACQUARIE NE HOLDINGS (SINGAPORE) PTE LIMITED
334868	MACQUARIE NEW ZEALAND LIMITED
086 438 995	MACQUARIE NEWTON SPECIALIST FUNDS MANAGEMENT LIMITED
008 541 713	MACQUARIE NOMINEES ACT PTY. LIMITED
418159-0	MACQUARIE NORTH AMERICA HOLDINGS LTD
348101-8	MACQUARIE NORTH AMERICA LIMITED
393998-7	MACQUARIE NORTH AMERICA SECURITIES LTD
107 464 620	MACQUARIE NOTE INVESTMENTS PTY LIMITED
008 595 711	MACQUARIE NZ HOLDINGS LIMITED

106 230 979	MACQUARIE OFFICE FINANCE PTY LIMITED
006 765 206	MACQUARIE OFFICE MANAGEMENT LIMITED
002 934 705	MACQUARIE OPTIONS PTY. LIMITED
348118	MACQUARIE PARKING INFRASTRUCTURE (NZ) LIMITED
108 538 003	MACQUARIE PARKING INFRASTRUCTURE PTY LIMITED
111 494 172	MACQUARIE PARTNERSHIP FINANCE CO PTY LIMITED
107 464 264	MACQUARIE PARTNERSHIP INVESTMENT HOLDINGS PTY LIMITED
091 666 929	MACQUARIE PHOTONICS PTY LIMITED
093 919 727	MACQUARIE PIB MANAGEMENT PTY LIMITED
107 464 586	MACQUARIE PORTFOLIO INVESTMENTS NO.1 PTY LIMITED
107 464 540	MACQUARIE PORTFOLIO INVESTMENTS NO.2 PTY LIMITED
092 552 611	MACQUARIE PORTFOLIO MANAGEMENT LIMITED
078 271 226	MACQUARIE PORTFOLIO SERVICES PTY LIMITED
423531-2	MACQUARIE POWER MANAGEMENT LTD
082 038 328	MACQUARIE PRISM PTY LIMITED
110 442 987	MACQUARIE PRIVATE CAPITAL A LIMITED
110 443 019	MACQUARIE PRIVATE CAPITAL B LIMITED
WN1 144 511	MACQUARIE PRIVATE PORTFOLIO MANAGEMENT (NZ) PTY LIMITED
089 987 388	MACQUARIE PRIVATE PORTFOLIO MANAGEMENT LIMITED
074 453 393	MACQUARIE PROJECT FINANCE PTY LIMITED
01990-01-089825	MACQUARIE PROPERTIES JAPAN, KK
064 904 169	MACQUARIE PROPERTY (OBU) PTY LIMITED
008 606 826	MACQUARIE PROPERTY CHINA PTY LIMITED
077 727 318	MACQUARIE PROPERTY DEVELOPMENT FINANCE LIMITED
AK 640307	MACQUARIE PROPERTY FINANCE LIMITED
076 560 917	MACQUARIE PROPERTY FINANCE MANAGEMENT PTY LIMITED
065 678 962	MACQUARIE PROPERTY INTERNATIONAL PTY LIMITED
105 453 638	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 1 LIMITED
105 453 736	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 2 LIMITED
105 453 763	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 3 LIMITED
003 420 460	MACQUARIE PROPERTY SERVICES PTY. LIMITED
623285	MACQUARIE REAL ESTATE ASIA LIMITED
095 918 068	MACQUARIE REAL ESTATE ASIA NOMINEES PTY LIMITED
1259575	MACQUARIE REAL ESTATE FINANCE CONSULTING INC
22-3845767	MACQUARIE REAL ESTATE FINANCE INC
981422025-2920528	MACQUARIE REAL ESTATE INC
102 368 052	MACQUARIE REALTY SERVICES AUSTRALIA PTY LIMITED
109 243 110	MACQUARIE REGIONAL RADIOWORKS PTY LIMITED
4535338	MACQUARIE REGIONAL SHAREHOLDINGS (UK) LIMITED
112 147 350	MACQUARIE RENEWABLES HOLDINGS PTY LIMITED
006 219 852	MACQUARIE RISK ADVISORY SERVICES LIMITED
003 898 413	MACQUARIE RISK MANAGEMENT ADVISORY PTY LIMITED
063 267 032	MACQUARIE SCIENCE HOLDINGS PTY LIMITED
199704430K	MACQUARIE SECURITIES (ASIA) PTE LIMITED
002 832 126	MACQUARIE SECURITIES (AUSTRALIA) LIMITED
418160-3	MACQUARIE SECURITIES (CANADA) LTD
MC - 134609	MACQUARIE SECURITIES (JAPAN) LIMITED
180496	MACQUARIE SECURITIES (PHILIPPINES) INC
198702912C	MACQUARIE SECURITIES (SINGAPORE) PTE LIMITED
2235/2539	MACQUARIE SECURITIES (THAILAND) LIMITED
067 392 170	MACQUARIE SECURITIES (USA) INC
135973	MACQUARIE SECURITIES LIMITED
003 435 443	MACQUARIE SECURITIES MANAGEMENT PTY LIMITED
641342	MACQUARIE SECURITISATION (HONG KONG) LIMITED

075 289 002	MACQUARIE SECURITISATION (OBU) PTY LIMITED
003 297 336	MACQUARIE SECURITISATION LIMITED
20- 1702053	MACQUARIE SECURITISATION USA LLC
496224	MACQUARIE SERVICES (HONG KONG) LIMITED
105 777 704	MACQUARIE SOCIAL INFRASTRUCTURE MANAGEMENT LIMITED
096 705 341	MACQUARIE SOUTH KINGSCLIFF PTY LIMITED
075 295 608	MACQUARIE SPECIALISED ASSET MANAGEMENT 2 LIMITED
087 382 965	MACQUARIE SPECIALISED ASSET MANAGEMENT LIMITED
418161-1	MACQUARIE SPECIALIZED FINANCING LTD
065 747 417	MACQUARIE STRUCTURED PRODUCTS (INTERNATIONAL) LIMITED
583316	MACQUARIE STRUCTURED PRODUCTS ASIA LIMITED
008 607 074	MACQUARIE STRUCTURED PRODUCTS AUSTRALIA LIMITED
008 607 038	MACQUARIE SWAN STREET PTY LIMITED
092 034 403	MACQUARIE SYNDICATE MANAGEMENT PTY LTD
092 034 485	MACQUARIE SYNDICATE NOMINEE PTY LTD
069 344 289	MACQUARIE SYNDICATION (NO. 22) PTY. LIMITED
069 344 387	MACQUARIE SYNDICATION (NO. 23) PTY. LIMITED
062 060 879	MACQUARIE SYNDICATION (NO. 7) PTY. LIMITED
065 309 033	MACQUARIE SYNDICATION (NO.12) PTY LIMITED
392769-T	MACQUARIE TECHNOLOGIES (M) SDN BHD
080 218 846	MACQUARIE TECHNOLOGY INVESTMENTS LIMITED
080 472 751	MACQUARIE TECHNOLOGY VENTURES PTY LTD
100 708 254	MACQUARIE TELECOMMUNICATIONS HOLDINGS PTY LTD
008 606 915	MACQUARIE THIRTY-FOURTH AVIATION LEASING PTY. LIMITED
008 606 782	MACQUARIE THIRTY-SEVENTH AVIATION LEASING PTY. LIMITED
008 606 906	MACQUARIE THIRTY-THIRD AVIATION LEASING PTY. LIMITED
009 642 933	MACQUARIE TOURISM & LEISURE PTY LIMITED
	MACQUARIE TREASURY MANAGEMENT LTD.
	MACQUARIE TREASURY PRIVATE TRUSTEE COMPANY LTD.
008 607 029	MACQUARIE TWELFTH AVIATION LEASING PTY. LIMITED
008 607 109	MACQUARIE TWENTIETH AVIATION LEASING PTY. LIMITED
008 606 853	MACQUARIE TWENTY-EIGHTH AVIATION LEASING PTY. LIMITED
008 606 844	MACQUARIE TWENTY-SEVENTH AVIATION LEASING PTY. LIMITED
008 607 136	MACQUARIE TWENTY-THIRD AVIATION LEASING PTY. LIMITED
261723	MACQUARIE VEHICLES (NZ) LIMITED
HRB 56359	MACQUARIE VERWALTUNGS GMBH
	MACQUARIE-IMM INVESTMENT MANAGEMENT LIMITED
006 010 500	MAIL HOLDINGS LIMITED
090 975 456	MARGIN LENDING NOMINEES PTY LIMITED
009 661 527	MARYBOROUGH BROADCASTING COMPANY PTY LIMITED
102 964 312	MASL NO. 2 PTY LIMITED
008 607 092	MBL REALTY INVESTMENT MANAGEMENT PTY. LIMITED
001 330 132	MBL RIVER LINKS PTY LIMITED
363941	MC CAPITAL GROUP
069 343 693	MC CAPITAL HOLDINGS NO.1 PTY LIMITED
069 343 791	MC CAPITAL HOLDINGS NO.2 PTY LIMITED
078 223 382	MCF LEASING PTY LIMITED
5741-583-5	MDE THERMAL TECHNOLOGIES INC.
4866246	MEIF (UK) LIMITED
006 238 482	MEMNON PTY. LIMITED
007 226 306	MENDLESHAM CORPORATION PTY. LIMITED
084 781 555	MERIT MANAGEMENT NO.1 PTY LIMITED
084 781 493	MERIT NO.1 PTY LIMITED
003 566 309	MID-COAST BROADCASTERS PTY LTD

008 806 166	MID-DISTRICTS RADIO PTY LTD
	MJL ACE LTD
	MJL BAY LTD
	MJL COOKIE LTD
	MJL ESPRIT LTD
	MJL HAWK LTD
	MJL IMPULSE LTD
	MJL JET LTD
	MONGOOSE ACQUISITION LLC
103 410 297	MONGOOSE PTY LTD
WK-133920	MONKWELL INVESTMENTS LIMITED
086 587 608	MONT PARK DEVELOPMENT COMPANY PTY LIMITED
069 344 074	MXMM FLEET FINANCE PTY LIMITED (IN LIQUIDATION)
006 230 548	MXMM LEASING VIC. PTY. LIMITED (IN LIQUIDATION)
003 337 675	NANWAY NOMINEES PTY LIMITED
082 351 282	NATIONAL RADIO SALES AUSTRALIA PTY LTD
007 320 363	NAYSIN PTY. LIMITED (IN LIQUIDATION)
003 012 253	NESSAN PTY LTD
111 180 271	NEW MEDIA HOLDINGS PTY LIMITED
3804157	NORTH AMERICA CAPITAL HOLDING COMPANY
009 477 061	NORTH EAST TASMANIAN RADIO BROADCASTERS PROPRIETARY LIMITED.
010 110 497	NORTH QUEENSLAND BROADCASTING CORPORATION PTY LTD
010 553 152	NORTH WEST BROADCASTERS PTY LTD
009 476 813	NORTHERN TASMANIA BROADCASTERS PROPRIETARY LIMITED
	NORTHWIND CHICAGO LLC
	NORTHWIND MIDWAY LLC
007 226 324	OLD BRAMPTON CORPORATION PTY. LIMITED
079 630 603	OMNI LEISURE OPERATIONS LIMITED
092 609 428	OMNI SPORTS MANAGEMENT PTY LTD
008 648 824	OPHIDIAN PTY. LIMITED
008 657 912	ORNATE PTY. LIMITED
008 607 145	OXTON PTY. LIMITED (IN LIQUIDATION)
071 982 244	PACIFIC RIM OPERATIONS LIMITED
003 435 176	PANDREW PTY LIMITED
008 586 365	PARAY PTY. LIMITED
107 805 452	PARENTS@WORK PTY LIMITED
008 596 656	PARSEES PTY LIMITED
052 195 427	PLACATE PTY LIMITED
008 640 873	POLTAVA PTY. LIMITED (IN LIQUIDATION)
003 260 900	PRAEN PTY. LIMITED
	PT MACQUARIE KONSULTAN INDONESIA
09.03.1.67.21972	PT MACQUARIE SECURITIES INDONESIA
111 086 705	PTK INVESTOR PTY LIMITED
064 904 212	PUMA MANAGEMENT PTY LIMITED
069 344 190	Q RENT PTY LIMITED
003 490 015	RADIO 2GZ PTY LTD
061 719 453	RADIO 2LF PTY LTD
003 803 218	RADIO 2RG PTY LTD
008 631 758	RADIO 3BO PTY LTD
061 299 581	RADIO 3CV PTY LTD
052 266 814	RADIO 3MA PTY LTD
009 214 733	RADIO 6AM PTY LTD
008 631 687	RADIO ALBURY WODONGA PTY LIMITED
009 316 554	RADIO WEST BROADCASTERS PTY LTD

009 641 196	REBOOT PC LOGISTICS PTY LIMITED
008 656 960	RECONNOITRE PTY. LIMITED
059 084 552	REGIONAL BROADCASTERS AUSTRALIA PTY LTD
110 357 036	REGIONAL MEDIA MACQUARIE LP PTY LIMITED
110 356 968	REGIONAL MEDIA NO.2 PTY LIMITED
094 315 474	REGIONAL RADIO BROADCASTERS PTY LIMITED
003 882 326	REGIONAL RADIO NO.2 PTY LIMITED
008 606 880	REMA NOMINEES PTY. LIMITED
054 982 106	RESIDCO PTY. LIMITED
007 328 841	RESINAL PTY. LIMITED
111 398 497	RETIREMENT CARE AUSTRALIA (ALTON COURT) PTY LIMITED
111 398 424	RETIREMENT CARE AUSTRALIA (BETHANY) PTY LIMITED
111 398 399	RETIREMENT CARE AUSTRALIA (DARWIN) PTY LIMITED
111 398 415	RETIREMENT CARE AUSTRALIA (EDENFIELD) PTY LIMITED
111 398 371	RETIREMENT CARE AUSTRALIA (GILGUNYA) PTY LIMITED
111 398 264	RETIREMENT CARE AUSTRALIA (HAYVILLE) PTY LIMITED
111 398 120	RETIREMENT CARE AUSTRALIA (HILLCREST) PTY LIMITED
111 398 139	RETIREMENT CARE AUSTRALIA (HOLLYWOOD) PTY LIMITED
111 398 344	RETIREMENT CARE AUSTRALIA (INALA) PTY LIMITED
111 398 148	RETIREMENT CARE AUSTRALIA (KARDINIA) PTY LIMITED
111 398 479	RETIREMENT CARE AUSTRALIA (LEVENBANK) PTY LIMITED
111 398 157	RETIREMENT CARE AUSTRALIA (PARKLYN) PTY LIMITED
111 398 166	RETIREMENT CARE AUSTRALIA (SUNSET) PTY LIMITED
111 398 200	RETIREMENT CARE AUSTRALIA (TYLER VILLAGE) PTY LIMITED
111 398 237	RETIREMENT CARE AUSTRALIA (WEEROONA) PTY LIMITED
111 398 228	RETIREMENT CARE AUSTRALIA HOLDINGS PTY LIMITED
111 398 442	RETIREMENT CARE AUSTRALIA OPERATIONS PTY LIMITED
010 711 056	RG CAPITAL RADIO LIMITED
108 209 043	RIVER VIEW RADIO PTY LIMITED
008 440 364	RIVERINA BROADCASTERS (HOLDINGS) PTY LTD
009 661 634	ROCKHAMPTON BROADCASTING CO. PTY. LIMITED
101 064 797	ROCKHAMPTON TRANSMISSION FACILITY PTY LIMITED
	ROPEMAKER STREET INVESTMENTS LIMITED
005 129 984	ROSS PLASTICS PTY LTD
002 332 452	ROVNY PTY. LIMITED (IN LIQUIDATION)
065 308 894	RP DEVELOPMENTS PTY LIMITED
006 566 427	RUGARNO PTY LIMITED
010 068 881	SAMSPIN LIMITED
071 366 339	SANTORINI ONE PTY LIMITED
003 644 353	SEA FM CENTRAL COAST PTY LIMITED
076 340 826	SEA FM GOLD COAST PTY LIMITED
007 332 425	SECOND RESINAL PTY. LIMITED
071 878 021	SECURE AUSTRALIA II LIMITED
008 597 840	SECURE AUSTRALIA MANAGEMENT PTY. LIMITED
058 639 688	SEDULOUS INVESTMENTS PTY LIMITED
008 608 231	SHADOOF PTY LIMITED (IN LIQUIDATION)
003 484 259	SHALINA PTY LIMITED
	SHERLOCK SECURITIES LIMITED
054 328 415	SOUTH EASTERN BROADCASTERS PTY LTD
008 508 030	SPAL LIMITED
075 364 064	STRUCTURED PRIME ASSET RECEIVABLES (SPARS) NO. 1 PTY LIMITED
008 559 582	SUCETTE PTY. LIMITED
009 719 528	SUNSHINE COAST BROADCASTERS PTY LTD
050 069 817	SYNDICATED ASSET MANAGEMENT PTY. LIMITED

076 812 523	TABLELANDS BROADCASTING PTY LTD
002 325 804	TADINA PTY LIMITED (IN LIQUIDATION)
	TAIKANSAN KAIHATSU LIMITED
002 325 868	TALAMBA PTY LIMITED
085 356 770	TEGENSEE PTY LIMITED
002 326 025	TEGNY PTY LIMITED (IN LIQUIDATION)
070 142 951	TELBANE PTY LTD
002 326 061	TENATA PTY LIMITED (IN LIQUIDATION)
090 688 421	THE RADIO.COM.AU PTY LTD
3711453	THERMAL CHICAGO CORPORATION
095 062 285	THIRD NATIONAL NETWORK AUSTRALIA PTY LIMITED
008 603 825	TOTARA PTY. LIMITED
064 721 080	TOUCHSTONE LIVING PTY LIMITED
094 315 483	TOWN AND COASTAL BROADCASTERS AUSTRALIA PTY LIMITED
008 631 678	TOWNSVILLE BROADCASTERS PTY LTD
009 633 603	TRYPTIC PTY LIMITED
008 593 351	TYWYN PTY. LIMITED
085 359 833	UPL (SA) PTY LIMITED
109 116 298	UPL (TARNEIT) PTY LIMITED
084 657 616	UPL (UNDERDALE) PTY LIMITED
095 793 141	UPL (WA) PTY LTD
081 119 619	UPL DEVELOPMENTS PTY LIMITED
096 705 298	UPL RIVER LINKS INVESTMENTS PTY LTD
055 500 902	UPMILL NOMINEES PTY LIMITED
081 119 495	URBAN PACIFIC LIMITED
092 034 458	URBAN PACIFIC SPRINGTHORPE INVESTMENT PTY LIMITED
008 592 916	UTOPIA PTY LIMITED
003 201 303	VALCORA PTY LIMITED
008 586 918	VANNE PTY LIMITED (IN LIQUIDATION)
000 644 584	VENETA PTY LIMITED
080 218 622	VICWIRE PARTNERSHIP PTY LIMITED
079 878 783	VOLATIC PTY LIMITED
079 865 311	VOLBING PTY LIMITED
050 051 477	VOTRAINT NO. 620 PTY LTD
055 750 082	VOTRAINT NO. 691 PTY LIMITED
095 793 169	VUE APARTMENTS PTY LTD
009 429 485	WEST AUSTRALIAN RADIO NETWORK PTY LTD
082 761 055	WHITSUNDAYS BROADCASTERS PTY LIMITED
	WILMINGTON INVESTMENT FUND NO.1 LLC
054 813 080	WOODROSS NOMINEES PTY. LIMITED
1200575	WORLDWIDE PARKING GROUP LIMITED
002 736 423	WUXTA PTY LIMITED
002 798 503	ZELENKA PTY LIMITED
008 644 362	ZOFFANIES PTY. LIMITED

ANNEXURE 'B'

This is the annexure marked 'B' of 2 pages referred to in the Notice of a Change of Interests of Substantial Holder



Angela Blair
Assistant Company Secretary, Macquarie Bank Limited
23 December 2004

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Number and Class of Securities		Person's votes affected
21/12/2004	MBL	*See Annexure C*	*N/A*	16,517,413	fp stp	16,517,413
21/12/2004	MIML	Purchase	$ 36,808.86	6,500	fp stp	6,500
1/12/2004	MIML	Purchase	$ 33,871.94	6,540	fp stp	6,540
29/10/2004	MIML	Purchase	$ 219,112.75	46,129	fp stp	46,129
28/10/2004	MIML	Purchase	$ 3,388.00	700	fp stp	700
15/09/2004	MIML	Purchase	$ 21,600.00	5,000	fp stp	5,000
23/11/2004	MIML	Sale	$ 8,585.00	1,700	fp stp	1,700
10/11/2004	MIML	Sale	$ 19,373.07	3,900	fp stp	3,900
15/10/2004	MIML	Sale	$ 13,466.13	2,744	fp stp	2,744
1/10/2004	MIML	Sale	$ 17,464.00	3,700	fp stp	3,700
15/09/2004	MIML	Sale	$ 21,600.00	5,000	fp stp	5,000
15/09/2004	MIML	Sale	$ 107,100.73	25,095	fp stp	25,095
7/09/2004	MIML	Sale	$ 30,240.00	7,000	fp stp	7,000
28/10/2004	MIML	Sale	$ 3,388.00	700	fp stp	700
12/10/2004	MIML	Sale	$ 229,972.45	47,417	fp stp	47,417
17/12/2004	MPPM	Sale	$ 11,392.42	3,286	fp stp	3,286
17/12/2004	MPPM	Sale	$ 9,761.68	2,742	fp stp	2,742
14/12/2004	MPPM	Sale	$ 11,954.70	2,154	fp stp	2,154
23/11/2004	MPPM	Purchase	$ 10,271.40	2,014	fp stp	2,014
23/11/2004	MPPM	Purchase	$ 34,797.30	6,823	fp stp	6,823
22/11/2004	MPPM	Sale	$ 33,383.91	6,482	fp stp	6,482
22/11/2004	MPPM	Sale	$ 14,899.67	2,893	fp stp	2,893
22/11/2004	MPPM	Sale	$ 13,663.61	2,653	fp stp	2,653
11/11/2004	MPPM	Sale	$ 27,747.27	5,394	fp stp	5,394
11/11/2004	MPPM	Sale	$ 19,864.93	3,882	fp stp	3,882
11/11/2004	MPPM	Sale	$ 16,502.27	3,208	fp stp	3,208
11/11/2004	MPPM	Sale	$ 13,518.69	2,628	fp stp	2,628
11/11/2004	MPPM	Sale	$ 11,975.46	2,328	fp stp	2,328
11/11/2004	MPPM	Sale	$ 13,202.35	2,580	fp stp	2,580
8/11/2004	MPPM	Purchase	$ 11,952.00	2,490	fp stp	2,490
4/11/2004	MPPM	Purchase	$ 50,033.95	10,364	fp stp	10,364
4/11/2004	MPPM	Purchase	$ 39,055.83	8,090	fp stp	8,090
4/11/2004	MPPM	Purchase	$ 23,752.13	4,920	fp stp	4,920
4/11/2004	MPPM	Purchase	$ 20,952.08	4,340	fp stp	4,340
4/11/2004	MPPM	Purchase	$ 19,498.95	4,039	fp stp	4,039
4/11/2004	MPPM	Purchase	$ 8,318.07	1,723	fp stp	1,723

4/11/2004	MPPM	Purchase	$ 8,318.07	1,723	fp stp	1,723
2/11/2004	MPPM	Purchase	$ 20,632.26	4,362	fp stp	4,362
1/11/2004	MPPM	Purchase	$ 17,224.47	3,611	fp stp	3,611
26/10/2004	MPPM	Purchase	$ 29,570.16	5,960	fp stp	5,960
26/10/2004	MPPM	Purchase	$ 24,464.84	4,931	fp stp	4,931
7/10/2004	MPPM	Purchase	$ 37,894.81	7,987	fp stp	7,987
6/10/2004	MPPM	Purchase	$ 171,651.10	36,835	fp stp	36,835
5/10/2004	MPPM	Sale	$ 18,544.74	5,349	fp stp	5,349
30/09/2004	MPPM	Purchase	$ 17,251.23	3,683	fp stp	3,683
29/09/2004	MPPM	Purchase	$ 54,812.61	11,787	fp stp	11,787
20/09/2004	MPPM	Sale	$ 9,026.78	2,114	fp stp	2,114
20/09/2004	MPPM	Sale	$ 8,031.87	1,881	fp stp	1,881
15/09/2004	MPPM	Purchase	$ 18,449.04	4,285	fp stp	4,285
15/09/2004	MPPM	Purchase	$ 13,484.81	3,132	fp stp	3,132
15/09/2004	MPPM	Purchase	$ 10,957.48	2,545	fp stp	2,545
10/09/2004	MPPM	Purchase	$ 29,066.50	6,760	fp stp	6,760
10/09/2004	MPPM	Purchase	$ 16,321.96	3,796	fp stp	3,796
8/09/2004	MPPM	Purchase	$ 25,810.25	5,935	fp stp	5,935
8/09/2004	MPPM	Purchase	$ 23,492.33	5,402	fp stp	5,402
8/09/2004	MPPM	Sale	$ 32,279.61	7,425	fp stp	7,425
8/09/2004	MPPM	Sale	$ 18,828.68	4,331	fp stp	4,331
8/09/2004	MPPM	Sale	$ 7,468.87	1,718	fp stp	1,718
8/12/2004	MBL	Borrow	$ 873,000.00	150,000	fp stp	150,000
7/12/2004	MBL	Repay	$ 688,338.00	121,400	fp stp	121,400
7/12/2004	MBL	Repay	$ 56,700.00	10,000	fp stp	10,000
7/12/2004	MBL	Repay	$ 28,350.00	5,000	fp stp	5,000
7/12/2004	MBL	Repay	$ 187,110.00	33,000	fp stp	33,000
7/12/2004	MBL	Repay	$2,751,000.00	500,000	fp stp	500,000
7/12/2004	MBL	Borrow	$ 850,500.00	150,000	fp stp	150,000
3/12/2004	MBL	Borrow	$2,751,000.00	500,000	fp stp	500,000
2/12/2004	MBL	Borrow	$1,100,400.00	200,000	fp stp	200,000
29/11/2004	MBL	Borrow	$ 181,912.50	33,000	fp stp	33,000
26/11/2004	MBL	Borrow	$ 27,877.50	5,000	fp stp	5,000
16/11/2004	MBL	Borrow	$ 53,550.00	10,000	fp stp	10,000
12/11/2004	MBL	Repay	$ 349,776.00	69,400	fp stp	69,400
12/11/2004	MBL	Repay	$ 77,290.50	17,000	fp stp	17,000
12/11/2004	MBL	Repay	$ 22,417.50	5,000	fp stp	5,000
12/11/2004	MBL	Repay	$ 23,782.50	5,000	fp stp	5,000
12/11/2004	MBL	Repay	$ 126,000.00	25,000	fp stp	25,000
12/11/2004	MBL	Repay	$ 148,648.50	28,600	fp stp	28,600
10/11/2004	MBL	Borrow	$ 779,625.00	150,000	fp stp	150,000
4/11/2004	MBL	Repay	$ 337,837.50	65,000	fp stp	65,000
4/11/2004	MBL	Borrow	$ 126,000.00	25,000	fp stp	25,000
29/10/2004	MBL	Repay	$ 2,844.60	518	fp stp	518
29/10/2004	MBL	Repay	$ 329,490.00	60,000	fp stp	60,000
29/10/2004	MBL	Repay	$ 131,664.20	23,976	fp stp	23,976
28/09/2004	MBL	Borrow	$ 23,782.50	5,000	fp stp	5,000
21/09/2004	MBL	Borrow	$ 22,417.50	5,000	fp stp	5,000
20/09/2004	MBL	Borrow	$ 77,290.50	17,000	fp stp	17,000
20/12/04	MBL	Association with Brook Asset Mgmt	Not applicable	1,714,713	fp stp	1,714,713

This is the annexure marked 'C' of 43 pages referred to in the Notice of a Change of Interests of Substantial Holder

EXECUTION COPY



Angela Blair
Assistant Company Secretary, Macquarie Bank Limited
23 December 2004

FIRST AMENDMENT TO THE STAPLED SECURITY PURCHASE AGREEMENT

Between

MACQUARIE INVESTMENTS AUSTRALIA PTY LIMITED
(formerly Macquarie Technology Group Pty Limited)

and

COMMUNICATIONS INFRASTRUCTURE LLC

and

MACQUARIE BANK LIMITED

Dated as of November 18, 2004

FIRST AMENDMENT TO THE STAPLED SECURITY PURCHASE AGREEMENT (this "Amendment"), dated as of November 18, 2004, between MACQUARIE INVESTMENTS AUSTRALIA PTY LIMITED (formerly MACQUARIE TECHNOLOGY GROUP PTY LIMITED, (ACN 069 416 977) an Australian Capital Territory company (the "Seller"), COMMUNICATIONS INFRASTRUCTURE LLC, a Delaware limited liability corporation (the "Purchaser") and MACQUARIE BANK LIMITED (ACN 008 583 542) an Australian Capital Territory company.

WHEREAS, on June 7, 2004, Macquarie Bank Limited and Macquarie Infrastructure Company LLC (formerly Macquarie Infrastructure Assets LLC) entered into a Stapled Security Purchase Agreement (the "Stapled Security Purchase Agreement");

WHEREAS, on September 15, 2004, Macquarie Bank Limited assigned all of its rights and obligations in and to the Stapled Security Purchase Agreement to the Seller pursuant to an Assignment Agreement and Consent to Assignment (the "MBL Agreement");

WHEREAS, on November 1, 2004, Macquarie Infrastructure Company LLC assigned all of its rights and obligations in and to the Stapled Security Purchase Agreement to Communications Infrastructure LLC pursuant to an Assignment Agreement and Consent to Assignment;

WHEREAS, pursuant to the Stapled Security Purchase Agreement, the Seller has agreed to sell, and the Purchaser has agreed to purchase, a certain number, to be determined pursuant to Section 2.02 of the Stapled Security Purchase Agreement, of Stapled Securities (the "Shares") of Macquarie Communications Infrastructure Group, comprising a public company and a registered managed investment scheme listed on the Australian Stock Exchange ("MCG"); and

WHEREAS, MCG announced on October 22, 2004, that it has submitted a non-binding indicative offer (the Bid") to acquire (the "Proposed Transaction") the U.K. broadcast transmission infrastructure owned by NTL Broadcast (the "Proposed Seller"); and

WHEREAS, pursuant to Section 9.07 of the Stapled Security Purchase Agreement, the Seller and the Purchaser wish to amend the Stapled Security Purchase Agreement to the extent provided herein.

WHEREAS, the Seller, the Purchaser and Macquarie Bank Limited wish to amend Section 7 of the MBL Agreement to the extent provided herein.

NOW, THEREFORE, in consideration of the promises and the mutual agreements and covenants hereinafter set forth, and for other good and valuable consideration, the adequacy of which is hereby acknowledged, and intending to be legally bound, the Seller and the Purchaser hereby agree as follows:

Section 1. Certain Defined Terms

For purposes of this Amendment, all terms not otherwise defined herein shall have the respective meanings provided in the Stapled Security Purchase Agreement.

The definition of Closing Date in Section 1.01 of the Stapled Security Purchase Agreement is hereby amended as follows:

"Closing Date" means, with respect to the Initial Closing (as defined below), a date that is on or prior to the fifth Business Day following the IPO Closing Date, as agreed by the Purchaser and the Seller and, with respect to the Subsequent Closing, if any, a date that is on or prior to the fifth Business Day following the Revised Pricing Date, as agreed by the Purchaser and the Seller, or in either case such other date as is agreed between the parties.

The definition of Share Cap in Section 1.01 of the Stapled Security Purchase Agreement is hereby amended as follows:

" Share Cap" means the number of Stapled Securities , which constitutes 17.5% of the number of Stapled Securities on issue on the date of the Initial Closing, rounded down to the nearest integer."

The definition of VWAP in Section 1.01 of the Stapled Security Purchase Agreement is hereby amended as follows:

"VWAP" means the volume weighted average price of the Stapled Securities over the VWAP Calculation Period which can be calculated by adding the price (in Australian dollars) of each Stapled Security traded over the VWAP Calculation Period divided by the number of Stapled Securities traded over the same period of time; provided that, in determining the Pricing Date Share Amount (as defined below), in the event that the VWAP reflects (or partially reflects) a value per Stapled Security which has been or will be received by a holder of the Stapled Securities as a result of its holding of Stapled Securities from the beginning of the VWAP Calculation Period to the Pricing Date (whether by way of receipt of any capital or income distribution, rights or entitlements or otherwise but excluding any stock split or similar non-cash recapitalization affecting all shares equally or any general fluctuation in share price) but which would have been received by the other party to this Agreement if the Initial Closing had occurred immediately prior to the VWAP Calculation Period, the VWAP that is used shall be adjusted to remove such value (for example, by subtracting from any "cum" distribution or "cum" rights or entitlements prices which are taken into account in calculating such VWAP, the value of the relevant distribution, rights or entitlements that accrued to or were received by that particular holder); provided, further, that in the event that this proviso applies, the adjusted VWAP as of the Pricing Date and the Pricing Date Share Amount shall be calculated in the same

manner as the Revised VWAP and the Revised Share Amount pursuant to Section 2.02(b)(iii).

Section 2. Purchase And Sale

Section 2.02 of the Stapled Security Purchase Agreement is hereby amended in its entirety as follows:

"Shares.

(a) Subject to clause 2.02(b), the number of Stapled Securities constituting the Shares to be sold and purchased under this Agreement shall be calculated by dividing the AUD Purchase Price by the VWAP determined as of the Pricing Date, rounded down to the nearest integer (the "Pricing Date Share Amount"); provided that the aggregate number of Shares shall not exceed the Share Cap.

(b) Proposed Transaction Adjustment.

(i) In the event that neither MCG nor the Proposed Seller has publicly announced the results of the Bid in connection with the Proposed Transaction at least ten Trading Days prior to the IPO Pricing Date, then the number of Shares purchased pursuant to Section 2.02(a) of this Agreement shall be adjusted, upwards or downwards, as the case may be, to reflect the difference (the "Net Shares") between (1) the Pricing Date Share Amount and (2) the number of Stapled Securities calculated by dividing the AUD Purchase Price by the VWAP (as adjusted pursuant to Section 2.02(b)(ii), the "Revised VWAP") determined as of the date (the "Revised Pricing Date") that is 12 Trading Days after the date of the public announcement of the results of the Bid by either MCG or the Proposed Seller, as adjusted for any stock split or similar non-cash recapitalization affecting all shares equally, rounded down to the nearest integer (the "Revised Share Amount"); provided, that the Revised Share Amount shall not exceed the Share Cap.

(ii) In determining the Revised Share Amount, the Revised VWAP that is used shall be adjusted to reflect any change in the value of a Stapled Security which has been or will be received by a holder of the Stapled Securities as a result of its holding of Stapled Securities on and from the Initial Closing (whether by way of receipt of any capital or income distribution, rights or entitlements or otherwise but excluding any stock split or similar non-cash recapitalization affecting all shares equally or any general fluctuation in share price) but which should have been received by the other party to this Agreement if the adjustment pursuant to this Section 2.02(b) had occurred on the Initial Closing and which may not be reflected (or fully reflected) in the unadjusted Revised VWAP (for example, by adding back into any "ex" distribution or "ex" rights or entitlements prices which are taken into account in calculating such Revised VWAP, the value of the relevant distribution, rights or entitlements that accrued to or were received by that particular holder).

(iii) Macquarie Bank Limited shall procure that Macquarie Equity Capital Markets Limited calculates the Revised Share Amount and provides each of the Purchaser and the Seller with detailed information on the Revised VWAP including

without limitation, the details of adjustments it has made to reflect the preceding paragraph. In the event that the Purchaser and Seller disagree about the amount of the Revised VWAP then they must refer the calculation of the Revised VWAP together with the information provided by Macquarie Equity Capital Markets Limited to another investment bank which conducts an equity capital markets business in Australia approved by both the Seller and the Purchaser. That nominated investment bank will be asked to determine the Revised VWAP and to provide detailed information on the Revised VWAP including without limitation, the details of adjustments made to reflect the preceding paragraph and in the event its determination is different from the determination made by Macquarie Equity Capital Markets Limited, the basis for such difference. In the event the Purchaser and the Seller do not then agree on the Revised VWAP, the parties will adopt a Revised VWAP which is the average of the amount nominated by Macquarie Equity Capital Markets Limited and the nominated investment bank and the Revised Share Amount shall then be determined using this Revised VWAP.

(iv) In the event that the Revised Share Amount is greater than the Pricing Date Share Amount, (1) the Seller shall (A) assign, transfer, convey and deliver, free and clear of all Encumbrances, to the Purchaser, at no further cost to the Purchaser, the Net Shares; provided that, if the Revised Share Amount exceeds the Share Cap, the Seller shall (x) assign, transfer, convey and deliver, free and clear of all Encumbrances, to the Purchaser, at no further cost to the Purchaser, the number of Stapled Securities equal to the difference between the Share Cap and the Pricing Date Share Amount and (y) pay to the Purchaser an amount in US dollars (converted using the rate of exchange on the Pricing Date which is the spot rate (at 12:00 noon EST) for the sale of Australian dollars against the purchase of US dollars, in the major banks located in New York City, determined if available, from a quotation of the Federal Reserve Bank of New York) calculated as of the last day of the VWAP Calculation Period for the Revised VWAP equal to the product of (a) the difference between the Revised Share Amount and the Share Cap and (b) the Revised VWAP, which amount shall be an adjustment to the Purchase Price and (B) if the Revised VWAP has been adjusted upwards pursuant Section 2.02(b)(ii), pay to the Purchaser an amount in cash (less any applicable withholding tax) representing the amount of such adjustment multiplied by the number of Net Shares (or such lesser number of Stapled Securities as are actually transferred on the Subsequent Closing); and (2) if the Revised VWAP has been adjusted downwards pursuant Section 2.02(b)(ii), the Purchaser shall pay to the Seller an amount in cash (less any applicable withholding tax) representing the amount of such adjustment multiplied by the number of Net Shares (or such lesser number of Stapled Securities as are actually transferred on the Subsequent Closing).

(v) In the event that the Revised Share Amount is less than the Pricing Date Share Amount, (1) the Purchaser shall (A) assign, transfer, convey and deliver, free and clear of all Encumbrances, to the Seller, at no further cost to the Seller, the Net Shares and (B) if the Revised VWAP has been adjusted upwards pursuant Section 2.02(b)(ii), pay to the Seller an amount in cash (less any applicable withholding tax) representing the amount of such adjustment multiplied by the number of Net Shares; and (2) if the Revised VWAP has been adjusted downwards pursuant Section 2.02(b)(ii), the Seller shall pay to the Purchaser an amount in cash (less any applicable withholding tax) representing the amount of such adjustment multiplied by the number of Net Shares.

(vi) Notwithstanding anything in this Section 2.02, if neither the Proposed Seller nor MCG has announced the results of the Bid prior to the date that is 30 calendar days after the Pricing Date, then the number of Shares to be sold and purchased pursuant to Section 2.02(a) of this Agreement shall not be adjusted.

(vii) Each party hereto agrees (1) to treat the Revised Share Amount (or the Share Cap, if applicable) as owned by the Purchaser immediately following the Initial Closing and to treat all Stapled Securities owned by the Seller prior to the Initial Closing (excluding the Revised Share Amount or the Share Cap, as applicable) as owned by the Seller immediately following the Initial Closing for U.S. federal income tax purposes, including, without limitation, for purposes of taking into account any dividends or distributions on any such Stapled Securities subject to this Agreement, and (2) to take all actions consistent with such treatment.

(viii) Payments of any cash adjustments under this Section 2.02 are to be made in Australian dollars except as specified above.

(ix) Upon the occurrence of any event that is not contemplated by this Agreement which distorts the value of this Agreement to the disadvantage of one party, the parties hereto will consult in good faith to adjust the VWAP and/or the number of shares accordingly."

Section 3. Closing

Section 2.03 of the Stapled Security Purchase Agreement is hereby amended by replacing the word "Buyer" with "Seller".

Section 2.04 of the Stapled Security Purchase Agreement is hereby amended in its entirety as follows:

"(a) Subject to the terms and conditions of this Agreement, the sale and purchase of the Shares contemplated by this Agreement shall take place at a closing (the "Initial Closing") to be held at the offices of Shearman & Sterling LLP, 599 Lexington Avenue, New York, New York at 10:00 A.M. New York time on the Closing Date for the Initial Closing.

(b) In the event that the number of shares to be purchased pursuant to this agreement is adjusted as contemplated in Section 2.02, the transfer of the shares and any other amounts as contemplated thereby shall take place at a closing (the "Subsequent Closing" and, together with the Initial Closing, the "Closing") to be held at the offices of Shearman & Sterling LLP, 599 Lexington Avenue, New York, New York at 10:00 A.M. New York time on the Closing Date for the Subsequent Closing; provided, however, that either party may defer payment of any amounts payable pursuant to Section 2.02(b)(iv)(1)(B), Section 2.02(b)(iv)(2) or Section 2.02(b)(v) until a date promptly following receipt of amounts payable by MCG or a third party with respect to such Net Shares.

(c) In the event that either party is in possession of any material non-public information regarding MCG and its Subsidiaries at the time of the Subsequent Closing, the Subsequent Closing shall be deferred until neither party is in possession of material non-public information regarding MCG and its Subsidiaries for 12 consecutive Trading Days and the Revised VWAP shall be determined as of such 12th Trading Day for purposes of Section 2.02, with the corresponding adjustment to the Net Shares and the Revised Share Amount."

Section 4. Closing Deliveries.

Sections 2.05 and 2.06 of the Stapled Security Purchase Agreement are hereby deleted and the existing Section 2.07 of the Stapled Security Purchase Agreement is hereby amended in its entirety as follows:

"SECTION 2.05. Closing Deliveries.

(a) No later than one Business Day prior to the Closing Date, the party conveying Shares shall instruct a broker to do all things necessary to effect the transfer on the day following the Closing Date (Sydney time) of the Shares to the party receiving Shares;

(b) At or prior to the Closing Date, the party conveying Shares shall execute all relevant documents, including share transfers, and do all other things, including giving directions, necessary to effect the transfer of the Shares to the other party hereto on the day (Sydney time) following Closing Date;

(c) Two Business Days prior to the Closing Date, the party receiving Shares shall provide the other party hereto with the name and account details for the brokerage account into which the Shares are to be transferred upon Closing;

(d) On the Closing Date, each party shall deliver to the other party such other documents and instruments reasonably requested by such other party to consummate the transactions contemplated hereby.

(e) On the Closing Date of the Initial Closing, subject to the Purchaser complying with its obligations under this Section 2.05, the Seller shall deliver or cause to be delivered to the Purchaser a receipt for the Purchase Price.

(f) On the Closing Date of the Initial Closing, the Purchaser shall deliver to the Seller the Purchase Price by wire transfer in immediately available funds to a bank account in the United States to be designated by the Seller in a written notice to the Purchaser at least five Business Days before the Initial Closing.

(g) In the event of amounts payable pursuant to Section 2.02(b)(iv) or 2.02(b)(v), payment shall be made on the Closing Date of the Subsequent Closing (or such later date pursuant to Section 2.04(b)) by wire transfer in immediately available funds to a bank account in Australia to be designated by the recipient in a written notice to the other

party at least two Business Days before the date of payment and the recipient shall deliver to the other party a receipt for such amounts paid."

Section 5. Conditions to Closing.

Each of Section 7.01 and 7.02 of the Stapled Security Purchase Agreement is hereby revised to insert the word "Initial" before the word "Closing" in each instance where it appears.

Section 6. Termination.

Article VIII of the of the Stapled Security Purchase Agreement is hereby amended in its entirety as follows:

"(a) This Agreement may be terminated at any time prior to the Initial Closing:

(i) by the Purchaser if, between the date hereof and the Initial Closing: (1) an event or condition occurs that has resulted in a Material Adverse Effect (other than with respect to the Proposed Transaction), (2) any representations and warranties of the Seller contained in this Agreement shall not have been true and correct when made, (3) the Seller shall not have complied in all material respects with the covenants or agreements contained in this Agreement to be complied with by it or (4) the Seller makes a general assignment for the benefit of creditors, or any proceeding shall be instituted by or against the Seller seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up or reorganization, arrangement, adjustment, protection, relief or composition of its debts under any Law relating to bankruptcy, insolvency or reorganization;

(ii) by the Seller if, between the date hereof and the Initial Closing: (1) any representations and warranties of the Purchaser contained in this Agreement shall not have been true and correct when made, (2) the Purchaser shall not have complied in all material respects with the covenants or agreements contained in this Agreement to be complied with by it or (3) the Purchaser makes a general assignment for the benefit of creditors, or any proceeding shall be instituted by or against the Purchaser seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up or reorganization, arrangement, adjustment, protection, relief or composition of its debts under any Law relating to bankruptcy, insolvency or reorganization;

(iii) by either the Seller or the Purchaser if the Initial Closing shall not have occurred by March 31, 2005; provided, however, that the right to terminate this Agreement under this Section 8.01(a)(iii) shall not be available to any party whose failure to fulfill any

obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Initial Closing to occur on or prior to such date;

(iv) by either the Purchaser or the Seller in the event that any Governmental Authority (including the Foreign Investment Review Board) shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable; or

(v) by the Purchaser on the Printing Day if, in its reasonable commercial judgment, the purchase of the Shares, at an assumed price per Share equal to the VWAP on the Printing Date, would be reasonably likely to have an adverse effect on MIAT's ability to pay dividends as contemplated by the preliminary prospectus in connection with the IPO to be printed on the Printing Date.

(b) This Agreement shall terminate automatically if either the Purchaser or the Seller possesses any material non-public information regarding MCG and its Subsidiaries (other than with respect to the Proposed Transaction) at any time between the Printing Date and the Closing Date for the Initial Closing."

Section 7. MBL Agreement.

In addition, the parties agree that Section 7 of the MBL Agreement is amended in its entirety as follows:

"7. Covenants of Assignor and Purchaser. Notwithstanding any other provision of this Agreement to the contrary, each of the Assignor and the Purchaser shall notify the other in writing if, at any time during the period from the Business Day prior to the Printing Date to the earlier of Closing Date for the Subsequent Closing or, if the results of the Bid have not been announced, the expiration of the 30-day period referred to in Section 2.02(b)(vi) of the Assigned Agreement, it possesses any material non-public information regarding MCG and its Subsidiaries (other than with respect to the Proposed Transaction) and the other party shall be indemnified and held harmless by the Assignor or the Purchaser (in this clause "Indemnifier"), as the case may be, for any and all Losses arising out of a breach of this covenant by the Indemnifier to the same extent as would apply if this breach of covenant by the Indemnifier was a breach as provided for in Article VI of the Assigned Agreement."

Section 8. General Provisions.

(a) Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of New South Wales, Australia.

(b) Counterparts. This Amendment may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

(c) Entire Agreement. This Amendment constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between the Seller and Purchaser with respect to the subject matter hereof. Each of the Stapled Security Purchase Agreement and MBL Agreement shall continue in full force and effect in accordance with its terms except as expressly provided herein or in any subsequent written amendment executed by the Purchaser, the Seller and, with respect to the MBL Agreement, Macquarie Bank Limited.

(d) Severability. If any term or other provision of this Amendment is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Amendment shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Amendment is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Amendment so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated by this Amendment are consummated as originally contemplated to the greatest extent possible.

IN WITNESS WHEREOF, the Seller, the Purchaser and Macquarie Bank Limited have caused this Agreement to be executed as of the date first written above.

Signed on behalf of **MACQUARIE INVESTMENTS AUSTRALIA PTY LIMITED** by its attorneys in the presence of:



Signature of Attorney

GRANT ALBERT SMITH

Name of Attorney



Signature of Witness

MARK DAVID PATTERSON

Name of Witness



Signature of Attorney

Philip Hall

Name of Attorney

Signed on behalf of **MACQUARIE BANK LIMITED** by its attorneys in the presence of:



Signature of Attorney

GRANT ALBERT SMITH

Name of Attorney



Signature of Attorney

Philip Hall

Name of Attorney



Signature of Witness

Hilary Willoughby

Name of Witness

COMMUNICATIONS INFRASTRUCTURE LLC

By: 

Name: Peter Stokes
Title: Chief Executive Officer

ASSIGNMENT AGREEMENT AND CONSENT TO ASSIGNMENT

ASSIGNMENT AGREEMENT (this "Assignment"), dated as of November 1, 2004, between MACQUARIE INFRASTRUCTURE COMPANY LLC (formerly Macquarie Infrastructure Assets LLC), a Delaware limited liability company (the "Assignor") and COMMUNICATIONS INFRASTRCTURE LLC, a Delaware limited liability company (the "Assignee").

WITNESSETH

WHEREAS, , owns equity securities, comprising securities in two (or more) separate entities that have to be traded as a single stapled security. In MCG's case, stapled securities comprise a unit in an Australian trust (MCIT) and a share in an Australian company (MCIL). MCG's stapled security holders have an equal number of units in MCIT and shares in the MCIL.all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of North America Capital Holding Company, a Delaware corporation (the "Company");

WHEREAS, pursuant to the Stapled Security Purchase Agreement, between Macquarie Technology Group Pty Limited, a company organized under the laws of the Australian Capital Territory (as assignee of Macquarie Bank Limited) ("MTG") and the Assignor, dated as of June 7, 2004 (the "Stapled Security Purchase Agreement"), the Assignor has agreed to purchase a certain number of Stapled Securities (as defined in and determined in accordance with the Stapled Security Purchase Agreement), pursuant to the terms and subject to the conditions as set forth in the Stapled Security Purchase Agreement;

WHEREAS, the Assignor desires to assign all of its rights and obligations in and to the Stapled Security Purchase Agreement to the Assignee and the Assignee desires to accept all such rights and assume all such obligations of the Assignor under the Stapled Security Purchase Agreement;

NOW, THEREFORE, in consideration of the promises and the mutual agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Assignor and the Assignee hereby agree as follows:

1. Assignment. The Assignor does hereby assign, transfer, convey, grant, deliver and set over to the Assignee, and its successors and assigns, all of Assignor's rights, title and interest and obligations in and to the Stapled Security Purchase Agreement, to have and to hold the same unto the Assignee, and its successors and assigns, from and after the date hereof (the "Effective Time") and for and during all of the remaining term thereof, upon all of the terms, covenants, and conditions set forth therein.

2. Acceptance. The Assignee accepts the foregoing assignment and the Assignee hereby assumes the performance of all of the terms, covenants, obligations and conditions of the Assignor under the Stapled Security Purchase Agreement arising and accruing from and after the Effective Time and the Assignee agrees to well and truly perform all of the terms, covenants, obligations and satisfy the conditions of the Stapled Security Purchase Agreement, all with the

same full force and effect as if the Assignee had executed the Stapled Security Purchase Agreement.

3. Notices. All notices and correspondence to the Assignor under the Stapled Security Purchase Agreement may be sent to:

Macquarie Infrastructure Company LLC
600 5th Avenue
New York, New York
Telecopy: (212) 581-8037
Attention: Peter Stokes

4. Counterparts. This Assignment may be executed in two or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

5. Successors and Assigns. This Assignment shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

6. Representations or Warranties. The Assignor hereby represents and warrants that the representations and warranties of the Assignor in the Stapled Security Purchase Agreement were true and correct as of the date of the Stapled Security Purchase Agreement and were true and correct immediately prior to the consummation of the transactions contemplated by this Assignment. The Assignee hereby represents and warrants that this Assignment does not and will not (a) violate, conflict with or result in the breach of any provision of the organizational documents of the Assignee; (b) conflict with or violate any federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law) ("Law") or any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any federal, national, supranational, state, provincial, local or similar government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body ("Government Authority") applicable to the Assignee or any of its respective assets, properties or businesses, which is material in the context of the transactions contemplated hereby; or (c) conflict in any material respect with, or result in any breach of, or constitute a default under any agreement to which the Assignee is a party or by which it or any of its assets or properties may be bound.

7. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of New South Wales, Australia. Each party submits to the non-exclusive jurisdiction of the courts of New South Wales, and the courts competent to determine appeals from those courts, with respect to any proceedings, which may be brought at any time relating to this Agreement.

8. Further Assurances. Each party shall cooperate with the other, and execute and deliver or use its best efforts to cause to be executed and delivered, all such other instruments, including instruments of conveyance, assignment and transfer, and take all such other actions as such party may reasonably be requested to take by the other party hereto from time to time,

consistent with the terms of this Assignment, in order to effectuate the provisions and purposes of this Assignment and the transactions contemplated hereby.

10. Amendment. This Assignment may not be amended or modified except by an instrument in writing signed by, or on behalf of the Assignor and by the Assignee.

11. No Third Party Beneficiaries. This Assignment shall be binding upon and inure solely to the benefit of the Assignor and the Assignee and its permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person, any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Assignment.

12. Severability. If any term or other provision of this Assignment is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Assignment shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either the Assignor or the Assignee. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Assignment so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated by this Assignment are consummated as originally contemplated to the greatest extent possible.

Signature Page to Follow

IN WITNESS WHEREOF, Assignor and Assignee have caused this Assignment to be executed as of the date first above written.

Assignor:

MACQUARIE INFRASTRUCTURE COMPANY LLC



By:____________________
Name: Peter Stokes
Title: Chief Executive Officer

Assignee:

COMMUNICATIONS INFRASTRUCTURE LLC



By:____________________
Name: David M. Mitchell
Title: Treasurer

NYDOCS02/705164.1

ASSIGNMENT AGREEMENT AND CONSENT TO ASSIGNMENT (MIAL)

ASSIGNMENT AGREEMENT (this "Assignment"), dated as of September 15, 2004, between MACQUARIE BANK LIMITED, an Australian bank (the "Assignor") and MACQUARIE TECHNOLOGY GROUP PTY LIMITED, a company organized under the laws of the Australian Capital Territory (the "Assignee") and, solely for the purposes of Section 7 of this Assignment, MACQUARIE INFRASTRUCTURE ASSETS LLC, a Delaware Limited Liability Company ("MIAL"). Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Assigned Agreement (as defined below)

WITNESSETH

WHEREAS, Assignor is a party to the Stapled Security Purchase Agreement, dated as of June 7, 2004, between Macquarie Bank Limited and Macquarie Infrastructure Assets LLC (the "Assigned Agreement");

WHEREAS, Assignor desires to assign all of its rights and obligations in and to the Assigned Agreement to Assignee and Assignee desires to accept such rights and assume such obligations of Assignor under the Assigned Agreement.

NOW, THEREFORE, in consideration of the promises and the mutual agreements and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Assignor and Assignee hereby agree as follows:

1. Assignment. Assignor does hereby assign, transfer and set over to Assignee, its successors and assigns, all of Assignor's rights, title and interest and obligations in and to the Assigned Agreement, to have and to hold the same unto Assignee, its successors and assigns, from and after the date hereof (the "Effective Time") and for and during all of the remaining term thereof, upon all of the terms, covenants, conditions and provisions therein contained.

2. Acceptance. Assignee accepts the foregoing assignment and Assignee hereby assumes the performance of all of the terms, covenants, obligations and conditions of the Assignor under the Assigned Agreement arising and accruing from and after the Effective Time and Assignee agrees to well and truly perform all of the terms, covenants, obligations and conditions of the Assigned Agreement, all with the same full force and effect as if Assignee had originally signed the Assigned Agreement.

3. Notices. All notices and correspondence to Assignor under the Assigned Agreement may be sent to:

Macquarie Technology Group Pty Limited
Level 9, 1 Martin Place
Sydney NSW 2000
AUSTRALIA
Attn: Shemara Wikramanayake

4. Counterparts. This Assignment may be executed in two or more counterparts, each of

which shall be deemed an original, and all of which together shall constitute one and the same instrument.

5. Successors and Assigns. This Assignment shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

6. Representations or Warranties. The Assignor hereby represents and warrants that the representations and warranties of the Seller (as defined in the Assigned Agreement) in the Assigned Agreement were true and correct as of the date of the Assigned Agreement and were true and correct immediately prior to the consummation of the transactions contemplated by this Assignment. The Assignee hereby represents and warrants that the representations and warranties of the Seller, other than with respect to the due execution and delivery of the Assigned Agreement by the Seller, in the Assigned Agreement were true and correct upon the consummation of the transactions contemplated by this Assignment. The Assignee hereby further represents and warrants that this Assignment does not and will not (a) violate, conflict with or result in the breach of any provision of the organizational documents of the Assignee; (b) conflict with or violate any Law or Governmental Order applicable to the Assignee or any of its respective assets, properties or businesses, which is material in the context of the transactions contemplated hereby; or (c) conflict in any material respect with, or result in any breach of, or constitute a default under any agreement to which the Assignee is a party or by which it or any of its assets or properties may be bound.

7. Covenants of Assignor. Notwithstanding any other provision of this Agreement to the contrary, the Assignor shall notify MIAL in writing immediately if at any time during the period from the Business Day prior to the Printing Date to the Closing Date it possesses any material non-public information regarding MCG and its Subsidiaries, and MIAL shall be indemnified and held harmless by Assignor for any and all Losses arising out of the breach of this covenant to the same extent as provided in Article VI of the Assigned Agreement. Assignor shall be deemed to possess all information possessed by any of its Subsidiaries or employees involved in the management of MCG.

8. Governing Law. This assignment and the rights and duties of the parties hereunder shall be governed by, and construed in accordance with, the laws of New South Wales, Australia.

9. Submission to Jurisdiction. The parties hereby irrevocably and unconditionally consent to submit to the non-exclusive jurisdiction of the courts of New South Wales, Australia and the courts competent to determine appeals from those courts, with respect to any actions, suits or proceedings, which may be brought at any time, arising out of or relating to this Assignment and the transactions contemplated hereby

10. Further Assurances. Each party shall cooperate with the other, and execute and deliver or use its best efforts to cause to be executed and delivered, all such other instruments, including instruments of conveyance, assignment and transfer, and take all such other actions as such party may reasonably be requested to take by the other party hereto from time to time, consistent with the terms of this Assignment, in order to effectuate the provisions and purposes of this Assignment and the transactions contemplated hereby.

IN WITNESS WHEREOF, Assignor and Assignee have caused this Assignment to be executed as of the date first above written.

Assignor:

THE COMMON SEAL of)
Macquarie Bank Limited)
was hereunto affixed in accordance)
with the Company's Constitution)



MACQUARIE BANK LIMITED
Common Seal
A.C.N.
008 583 542

........................Director

9/00/04

........................Director ~~Secretary~~

Assignee:

THE COMMON SEAL of)
Macquarie Technology Group Pty Limited)
was hereunto affixed in accordance)
with the Company's Constitution)



MACQUARIE TECHNOLOGY GROUP PTY LIMITED
Common Seal
A.C.N.
069 416 977

03/04 ....Director

........................Director ~~Secretary~~

FOR THE PURPOSES OF SECTION 7:

MACQUARIE INFRASTRUCTURE ASSETS LLC

By:________________________
Name: PETER STOKES
Title: Chief Executive Officer

The undersigned hereby consents to the foregoing Assignment and further acknowledges and agrees that the Assigned Agreement is in full force and effect.

MACQUARIE INFRASTRUCTURE ASSETS LLC

By: ______________________

Name: PETER STOKES

Title: Chief Executive Officer

THE COMMON SEAL of)
Macquarie Bank Limited)
was hereunto affixed in accordance)
with the Company's Constitution)

.................................Director

900/04

.................................~~Secretary~~ Director


MACQUARIE BANK LIMITED
Common Seal
A.C.N.
008 583 542

NYDOCS02/699543.3

EXECUTION COPY

STAPLED SECURITY PURCHASE AGREEMENT

Between

MACQUARIE BANK LIMITED

and

MACQUARIE INFRASTRUCTURE ASSETS LLC

Dated as of June 7, 2004

NYDOCS02/685598.13

TABLE OF CONTENTS

Page

ARTICLE I

DEFINITIONS

ARTICLE II

PURCHASE AND SALE

ARTICLE III

REPRESENTATIONS AND WARRANTIES
OF THE SELLER

ARTICLE IV
REPRESENTATIONS AND WARRANTIES
OF THE PURCHASER

ARTICLE V

ADDITIONAL AGREEMENTS

ARTICLE VI

INDEMNIFICATION

ARTICLE VII

CONDITIONS TO CLOSING

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

ARTICLE IX

GENERAL PROVISIONS

DISCLOSURE SCHEDULE

The Disclosure Schedule shall include the following Sections:

STAPLED SECURITY PURCHASE AGREEMENT (this "Agreement"), dated as of June 7, 2004, between MACQUARIE BANK LIMITED, an Australian bank, (the "Seller"), and MACQUARIE INFRASTRUCTURE ASSETS LLC, a Delaware limited liability corporation ("MIAL"), or a wholly owned subsidiary thereof designated in writing to the Seller subsequent to the date hereof (the "Purchaser").

WHEREAS, the Seller intends to sell a certain number, to be determined pursuant to Section 2.02 of this Agreement, of Stapled Securities (the "Shares") of Macquarie Communications Infrastructure Group, comprising a public company and a registered managed investment scheme listed on the Australian Stock Exchange ("MCG"); and

WHEREAS, the Seller wishes to sell to the Purchaser, and the Purchaser wishes to purchase from the Seller, the Shares, upon the terms and subject to the conditions set forth herein;

NOW, THEREFORE, in consideration of the promises and the mutual agreements and covenants hereinafter set forth, and intending to be legally bound, the Seller and the Purchaser hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01. Certain Defined Terms. For purposes of this Agreement:

"Action" means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

"Affiliate" means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

"AUD Purchase Price" means the Purchase Price converted in Australian dollars which can be calculated by multiplying the Purchase Price with the applicable exchange rate, on the Pricing Date. The rate of exchange would be the spot rate (at 12:00 noon EST) for the sale of US dollars against the purchase of Australian dollars, in the major banks located in New York City, determined if available, from a quotation of the Federal Reserve Bank of New York.

"Business Day" means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in The City of New York or Sydney.

"Closing Date" means a date that is on or prior to the fifth Business Day following the IPO Closing Date, as agreed by the Purchaser and the Seller.

"control" (including the terms "controlled by" and "under common control with"), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the

ownership of voting securities, as trustee, personal representative or executor, by contract, credit arrangement or otherwise.

"Disclosure Schedule" means the Disclosure Schedule attached hereto, dated as of the date hereof.

"Encumbrance" means any security interest, pledge, hypothecation, mortgage, lien (including environmental and tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

"Governmental Authority" means any federal, national, supranational, state, provincial, local, or similar government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

"Governmental Order" means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

"Indemnifying Party" means the Seller pursuant to Section 6.02 and the Purchaser pursuant to Section 6.03, as the case may be.

"IPO" means the initial public offering of MIAT or MIAL determined pursuant to the Underwriting Agreement for the offering.

"IPO Closing Date" means the closing date of the IPO.

"IPO Pricing Date" means the date on which MIAT, MIAL and the underwriter(s) enter into an Underwriting Agreement with respect to the IPO.

"Law" means any federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law).

"Liabilities" means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any Law, Action or Governmental Order and those arising under any contract, agreement, arrangement, commitment or undertaking.

"Material Adverse Effect" means any circumstance, change in or effect on MCG or any Subsidiary that, individually or in the aggregate with all other circumstances, changes in or effects on MCG or any Subsidiary is or is reasonably likely to be materially adverse to the business, operations, assets or liabilities (including contingent liabilities), employee relationships, customer or supplier relationships, results of operations or the condition (financial or otherwise) of MCG or any Subsidiary.

"MIAT" means Macquarie Infrastructure Assets Trust.

"MCIL" means Macquarie Communications Infrastructure Limited.

"MCIT" means Macquarie Communications Infrastructure Trust.

"Person" means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

"Pricing Date" means the Business Day (Sydney Time) which is the IPO Pricing Date.

"Printing Date" means the day on which MIAT, MIAL and the underwriter(s) print a preliminary prospectus in connection with the IPO, as specified in a notice provided to the Seller no later than the second Business Day prior to such Printing Date.

"SEC" means the United States Securities and Exchange Commission.

"Share Cap" means the number of Stapled Securities, which constitutes 17.5% of the then number of Stapled Securities on issue, rounded down to the nearest integer.

"Stapled Securities" means equity securities, comprising securities in two (or more) separate entities that have to be traded as a single stapled security. In MCG's case, stapled securities comprise a unit in an Australian trust (MCIT) and a share in an Australian company (MCIL). MCG's stapled security holders have an equal number of units in MCIT and shares in the MCIL.

"Subsidiary" of any Person means any corporation, partnership, joint venture, limited liability company, trust or estate of which (or in which) more than 50% of (a) the issued and outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time capital stock of any other class or classes of such corporation shall or might have voting power upon the occurrence of any contingency), (b) the interest in the capital or profits of such limited liability company, partnership, or joint venture or (c) the beneficial interest in such trust or estate is at the time directly or indirectly owned or controlled by such Person, by such Person and one or more of its other Subsidiaries or by one or more of such Person's other Subsidiaries.

"Tax" or "Taxes" means (i) any and all taxes, fees, levies, duties, tariffs, imposts, and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any government or taxing authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers' compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs' duties, tariffs, and similar charges, (ii) any Liability for the payment of any Tax as a result of membership in any affiliated, consolidated, combined or unitary group of corporations and (iii) any transferee or secondary Liability in respect of any Tax (whether imposed by Law or contractual arrangement).

"Tax Returns" means any return, declaration, report, election, claim for refund or information return or other statement or form relating to, filed or required to be filed with any Taxing authority, including any schedule or attachment thereto, and including any amendment thereof.

"Trading Day" means the day when the Australian Stock Exchange is open and trading shares (and which shares in MCG are available to be traded).

"Underwriting Agreement" means the agreement between the underwriters named therein, MIAT and MIAL for the purchase of equity securities in the IPO.

"VWAP" means the volume weighted average price of the Stapled Securities over the VWAP Calculation Period which can be calculated by adding the price (in Australian dollars) of each Stapled Security traded over the VWAP Calculation Period divided by the number of Stapled Securities traded over the same period of time.

"VWAP Calculation Period" means the 10 Trading Days ending on the last Trading Day prior to any determination date.

SECTION 1.02. Definitions. The following terms have the meanings set forth in the Sections set forth below:

Definition	Location
"Agreement"	Preamble
"Basket Amount"	6.04
"Closing"	2.04
"Loss"	6.02
"MIAL"	Preamble
"MCG"	Recitals
"Purchaser"	Preamble
"Purchase Price"	2.03
"Purchaser Indemnified Party"	6.02
"Seller"	Preamble
"Seller Indemnified Party"	6.03
"Shares"	Recitals
"Transfer Taxes"	5.04

ARTICLE II

PURCHASE AND SALE

SECTION 2.01. Purchase and Sale of the Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Seller shall sell, assign, transfer, convey and deliver, free and clear of all Encumbrances, to the Purchaser, the Shares, and the Purchaser shall purchase the Shares.

SECTION 2.02. Shares. The number of Stapled Securities constituting the Shares to be sold and purchased under this Agreement shall be calculated by dividing the AUD

Purchase Price by the VWAP on the Pricing Date, rounded down to the nearest integer; provided that the aggregate number of Shares shall not exceed the Share Cap.

SECTION 2.03. Purchase Price. In consideration of the sale and transfer of the Shares, the parties hereto agree that, on the Closing Date, the Purchaser shall pay and the Buyer shall receive the Purchase Price of US$ 70 million, reduced to the extent necessary to ensure that the number of Shares acquired on the Closing Date does not exceed the Share Cap; provided that the Purchaser shall have the option at anytime prior to the Printing Date, by giving a written notice to the Seller, to decrease the Purchase Price to any amount not less than US$ 40 million in the aggregate (the "Purchase Price").

SECTION 2.04. Closing. Subject to the terms and conditions of this Agreement, the sale and purchase of the Shares contemplated by this Agreement shall take place at a closing (the "Closing") to be held at the offices of Shearman & Sterling LLP, 599 Lexington Avenue, New York, New York at 10:00 A.M. New York time on the Closing Date or such other date as is agreed between the parties.

SECTION 2.05. Closing Deliveries by the Seller.

(a) No later than one Business Day prior to the Closing Date, the Seller shall instruct a broker to do all things necessary to effect the transfer on the day following the Closing Date (Sydney time) of the Shares to the Buyer;

(b) At or prior to the Closing Date, the Seller shall execute all relevant documents, including share transfers, and do all other things, including giving directions, necessary to effect the transfer of the Shares to the Purchaser on the day (Sydney time) following Closing Date;

(c) On the Closing Date, the Seller shall deliver or cause to be delivered to the Purchaser such other documents and instruments reasonably requested by the Purchaser to consummate the transactions contemplated hereby.

SECTION 2.06. Closing Deliveries by the Purchaser. (a) Two Business Days prior to the Closing Date, the Purchaser shall provide the Seller with the name and account details for the brokerage account into which the Shares are to be transferred upon Closing;

(b) On the Closing Date, the Purchaser shall deliver to the Seller such other documents and instruments reasonably requested by the Seller to consummate the transactions contemplated hereby.

SECTION 2.06. Closing Date Deliveries by the Seller. On the Closing Date, subject to the Purchaser complying with its obligations under section 2.07, the Seller shall deliver or cause to be delivered to the Purchaser a receipt for the Purchase Price.

SECTION 2.07. Closing Date Deliveries by the Purchaser. On the Closing Date, the Purchaser shall deliver to the Seller the Purchase Price by wire transfer in immediately available funds to a bank account in the United States to be designated by the Seller in a written notice to the Purchaser at least five Business Days before the Closing.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLER

As an inducement to the Purchaser to enter into this Agreement, the Seller hereby represents and warrants to the Purchaser as follows:

SECTION 3.01. Organization, Authority and Qualification of the Seller. The Seller is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Seller, the performance by the Seller of its obligations hereunder and the consummation by the Seller of the transactions contemplated hereby have been duly authorized by all requisite action on the part of the Seller. This Agreement has been duly executed and delivered by the Seller, and (assuming due authorization, execution and delivery by the Purchaser) this Agreement constitutes a legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally, and general equitable principles (whether considered in a proceeding in equity or at law).

SECTION 3.02. No Conflict. Except as may result from any facts or circumstances relating solely to the Purchaser, the execution, delivery and performance of this Agreement by the Seller does not and will not (a) violate, conflict with or result in the breach of any provision of the certificate of incorporation or by-laws (or similar organizational documents) of the Seller, (b) conflict with or violate any Law or Governmental Order applicable to the Seller or any of its respective assets, properties or businesses which is material in the context of the transactions contemplated hereby or (c) conflict in any material respect with, or result in any breach of, or constitute a default under any agreement to which the Seller is a party or by which it or any of its assets or properties may be bound.

SECTION 3.03. Consents and Approvals. All consents which are necessary for the execution, delivery and performance by the Seller of this Agreement are set forth in Schedule 3.03 of the Disclosure Schedule.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES
OF THE PURCHASER

As an inducement to the Seller to enter into this Agreement, the Purchaser hereby represents and warrants to the Seller as follows:

SECTION 4.01. Organization and Authority of the Purchaser. The Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all necessary corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by the Purchaser of this Agreement, the performance by the Purchaser of its obligations hereunder and the consummation by the Purchaser of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of the Purchaser. This Agreement has been duly executed and delivered by the Purchaser, and (assuming due authorization, execution and delivery by the Seller) this Agreement constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally, and general equitable principles (whether considered in a proceeding in equity or at law).

SECTION 4.02. No Conflict. Except as may result from any facts or circumstances relating solely to the Seller, the execution, delivery and performance by the Purchaser of this Agreement does not and will not (a) violate, conflict with or result in the breach of any provision of the certificate of formation or operating agreement of the Purchaser, (b) conflict with or violate any Law or Governmental Order applicable to the Purchaser or any of its respective assets, properties or businesses which is material in the context of the transactions contemplated hereby or (c) conflict in any material respect with, or result in any breach of, or constitute a default under any agreement to which the Purchaser is a party or by which it or any of its assets or properties may be bound.

SECTION 4.03. Consents and Approvals. All consents which are necessary for the execution, delivery and performance by the Purchaser of this Agreement are set forth in Schedule 4.03 of the Disclosure Schedule.

ARTICLE V

ADDITIONAL AGREEMENTS

SECTION 5.01. Regulatory and Other Authorizations; Notices and Consents. (a) The Seller shall use its best efforts to obtain all authorizations, consents, orders and approvals of all Governmental Authorities and officials that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to this Agreement and will cooperate

fully with the Purchaser in promptly seeking to obtain all such authorizations, consents, orders and approvals.

(b) The Seller shall give promptly such notices to third parties and use its or their best efforts to obtain such third party consents as the Purchaser may in its sole discretion deem necessary or desirable in connection with the transactions contemplated by this Agreement.

(c) The Purchaser shall cooperate and use all reasonable efforts to assist the Seller in giving such notices and obtaining such consents; provided, however, that the Purchaser shall have no obligation to give any guarantee or other consideration of any nature in connection with any such notice or consent or to consent to any change in the terms of any agreement or arrangement which the Purchaser in its sole discretion may deem adverse to the interests of the Purchaser.

SECTION 5.02. Further Assurances. The Seller covenants and agrees to cooperate with the Purchaser and shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things, including the making of any SEC disclosures, necessary or desirable under applicable Law as the Purchaser may reasonably request the Seller to take or do in connection with the initial public offering of MIAT or any of its Subsidiaries.

SECTION 5.03. Further Action. Each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated hereby.

SECTION 5.04. Transfer and Similar Taxes. Notwithstanding any other provision of this Agreement to the contrary, the Purchaser shall be solely responsible for paying all property, sales, use, privilege, transfer, documentary, gains, stamp, duties, recording and similar Taxes and fees (including any penalties, interest or additions) imposed upon any party in connection with the transactions contemplated by this Agreement (collectively, the "Transfer Taxes"). The Seller, with the assistance of the Purchaser, shall procure any share transfer stamp required by, and accurately file all necessary Tax Returns and other documentation with respect to, any Transfer Tax.

SECTION 5.05. Material Non-Public Information. Each party must notify the other party in writing immediately if at any time during the period from the Business Day prior to the Printing Date to the Closing Date it or any of its Affiliates possesses any material non-public information regarding MCG and its Subsidiaries.

ARTICLE VI

INDEMNIFICATION

SECTION 6.01. Survival of Representations and Warranties. (a) The representations and warranties of the Seller contained in this Agreement shall survive the Closing indefinitely.

(b) The representations and warranties of the Purchaser contained in this Agreement shall survive the Closing indefinitely.

SECTION 6.02. Indemnification by the Seller. The Purchaser and its Affiliates, officers, directors, employees, agents, successors and assigns (each a "Purchaser Indemnified Party") shall be indemnified and held harmless by the Seller for and against any and all Liabilities, losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including attorneys' and consultants' fees and expenses) actually suffered or incurred by them (including in connection with any Action brought or otherwise initiated by any of them) (hereinafter a "Loss"), arising out of or resulting from:

(a) the breach of any representation or warranty made by the Seller contained in this Agreement (it being understood that such representations and warranties shall be interpreted without giving effect to any limitations or qualifications as to "materiality" (including the word "material") or "Material Adverse Effect" set forth therein); or

(b) the breach of any covenant or agreement by the Seller contained in this Agreement.

To the extent that the Seller's undertakings set forth in this Section 6.02 may be unenforceable, the Seller shall contribute the maximum amount that it is permitted to contribute under applicable Law to the payment and satisfaction of all Losses incurred by the Purchaser Indemnified Parties.

SECTION 6.03. Indemnification by the Purchaser. The Seller and its Affiliates, officers, directors, employees, agents, successors and assigns (each a "Seller Indemnified Party") shall be indemnified and held harmless by the Purchaser for and against any and all Losses, arising out of or resulting from:

(a) the breach of any representation or warranty made by the Purchaser contained in this Agreement (it being understood that such representations and warranties shall be interpreted without giving effect to any limitations or qualifications as to "materiality" (including the word "material") or "Material Adverse Effect" set forth therein); or

(b) the breach of any covenant or agreement by the Purchaser contained in this Agreement.

To the extent that the Purchaser's undertakings set forth in this Section 6.03 may be unenforceable, the Purchaser shall contribute the maximum amount that it is permitted to contribute under applicable Law to the payment and satisfaction of all Losses incurred by the Seller Indemnified Parties.

SECTION 6.04. Limits of Indemnification. Notwithstanding anything to the contrary contained in this Agreement: (a) an Indemnifying Party shall not be liable for any claim for indemnification pursuant to Section 6.02 or 6.03, unless and until the aggregate amount of indemnifiable Losses which may be recovered from the Indemnifying Party equals or exceeds $150,000 (the "Basket Amount"), after which the Indemnifying Party shall be liable for all

Losses, including the Basket Amount and (b) the maximum amount of indemnifiable Losses which may be recovered from an Indemnified Party arising out of or resulting from the causes set forth in Section 6.02 or 6.03, as the case may be, shall be an amount equal to the Purchase Price.

SECTION 6.05. Indemnity Sole Remedy. The sole recourse of the Purchaser Indemnified Party and Seller Indemnified Party for any breach of any representation, warranty, covenant or agreement made in this Agreement shall be the indemnification provided in Sections 6.02 and 6.03, subject to the limitations provided in Section 6.04; provided, that the foregoing shall not limit (i) remedies for fraud if the Purchaser Indemnified Party or Seller Indemnified Party (as the case may be) proves actual fraud on the part of the indemnifying party or (ii) the availability of injunctive and other equitable relief, including without limitation, specific performance.

SECTION 6.05. Tax Treatment. All amounts paid under the indemnification provisions of this Agreement shall be treated as adjustments to purchase price for all Tax purposes.

ARTICLE VII

CONDITIONS TO CLOSING

SECTION 7.01. Conditions to Obligations of the Seller. The obligations of the Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver by the Seller, at or prior to the Closing, of each of the following conditions:

(a) Representations, Warranties and Covenants. The representations and warranties of the Purchaser contained in this Agreement shall have been true and correct when made and shall be true and correct in all material respects as of the Closing, except to the extent such representations and warranties are as of another date, in which case, such representations and warranties shall be true and correct as of that date, in each case, with the same force and effect as if made as of the Closing, other than such representations and warranties as are made as of another date, the covenants and agreements contained in this Agreement to be complied with by the Purchaser on or before the Closing shall have been complied with in all material respects; and

(b) No Proceeding or Litigation. No Action shall have been commenced by or before any Governmental Authority against either the Seller or the Purchaser, seeking to restrain or materially and adversely alter the transactions contemplated by this Agreement which, in the reasonable, good faith determination of the Seller, is likely to render it impossible or unlawful to consummate such transactions; provided, however, that the provisions of this Section 7.01(b) shall not apply if the Seller has directly or indirectly solicited or encouraged any such Action.

SECTION 7.02. Conditions to Obligations of the Purchaser. The obligations of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to

the fulfillment or written waiver by the Purchaser, at or prior to the Closing, of each of the following conditions:

(a) Representations, Warranties and Covenants. (i) The representations and warranties of the Seller contained in this Agreement shall have been true and correct when made and shall be true and correct as of the Closing with the same force and effect as if made as of the Closing, except to the extent such representations and warranties are as of another date, in which case, such representations and warranties shall be true and correct as of that date with the same force and effect as if made as of the Closing, and (ii) the covenants and agreements contained in this Agreement to be complied with by the Seller on or before the Closing shall have been complied with;

(b) No Proceeding or Litigation. No Action shall have been commenced or threatened by or before any Governmental Authority against either the Seller or the Purchaser, seeking to restrain or materially and adversely alter the transactions contemplated by this Agreement which, in the reasonable, good faith determination of the Purchaser, is likely to render it impossible or unlawful to consummate such transactions; provided, however, that the provisions of this Section 7.02(b) shall not apply if the Purchaser has directly or indirectly solicited or encouraged any such Action.

(c) Consents and Approvals. The Purchaser and the Seller shall have received, each in form and substance satisfactory to the Purchaser, all authorizations, consents, orders and approvals of all Governmental Authorities (including the Foreign Investment Review Board) and officials and all third party consents necessary for the consummation of the transactions contemplated by this Agreement;

(d) Financing. MIAT or MIAL shall have successfully completed the IPO and funds have been made available to the Purchaser in connection with settlement or through the Purchaser's underwriting arrangements; and

(e) No Material Adverse Effect. No event or events shall have occurred, or be reasonably likely to occur, which, individually or in the aggregate, have, or could have, a Material Adverse Effect.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.01. Termination.

(a) This Agreement may be terminated at any time prior to the Closing:

(i) by the Purchaser if, between the date hereof and the Closing: (i) an event or condition occurs that has resulted in a Material Adverse Effect, (ii) any representations and warranties of the Seller contained in this Agreement shall not have been true and correct when made, (iii) the Seller shall not have complied in all material

respects with the covenants or agreements contained in this Agreement to be complied with by it or (iv) the Seller makes a general assignment for the benefit of creditors, or any proceeding shall be instituted by or against the Seller seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up or reorganization, arrangement, adjustment, protection, relief or composition of its debts under any Law relating to bankruptcy, insolvency or reorganization;

(ii) by the Seller if, between the date hereof and the Closing: (i) any representations and warranties of the Purchaser contained in this Agreement shall not have been true and correct when made, (ii) the Purchaser shall not have complied in all material respects with the covenants or agreements contained in this Agreement to be complied with by it or (iii) the Purchaser makes a general assignment for the benefit of creditors, or any proceeding shall be instituted by or against the Purchaser seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up or reorganization, arrangement, adjustment, protection, relief or composition of its debts under any Law relating to bankruptcy, insolvency or reorganization;

(ii) by either the Seller or the Purchaser if the Closing shall not have occurred by March 31, 2005; provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

(iii) by either the Purchaser or the Seller in the event that any Governmental Authority (including the Foreign Investment Review Board) shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable; or

(iv) by the Purchaser on the Printing Day if, in its reasonable commercial judgment, the purchase of the Shares, at an assumed price per Share equal to the VWAP on the Printing Date, would be reasonably likely to have an adverse effect on the MIAT's ability to pay dividends as contemplated by the preliminary prospectus in connection with the IPO to be printed on the Printing Date.

(b) This Agreement shall terminate automatically if either the Purchaser or the Seller possesses any material non-public information regarding MCG and its Subsidiaries at any time between the Printing Date and the Closing Date.

SECTION 8.02. Effect of Termination. In the event of termination of this Agreement as provided in Section 8.01, this Agreement shall forthwith become void and there shall be no liability on the part of either party hereto except (a) as set forth in Article III, Article IV, Article VI and Section 9.01 and (b) that nothing herein shall relieve either party hereto from liability for any breach of this Agreement. If this Agreement has been automatically terminated under section 8.01(b) and the Seller or the Buyer (as the case may be) has not complied with their obligations under section 5.05, section 5.05 will survive termination of this Agreement until such obligations have been fulfilled.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.01. Expenses. Except as otherwise specified in this Agreement, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

SECTION 9.02. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by facsimile or registered or certified mail (postage prepaid, return receipt requested) to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

(a) if to the Seller:
Macquarie Bank Limited
1 Martin Place
Level 10
Sydney, Australia
NSW 2000
Telecopy: 011-61-2-8232-3656
Attention: Shemara Wikramanayake

(b) if to the Purchaser:

Macquarie Infrastructure Assets LLC
600 Fifth Avenue
21st Floor
New York, NY 10020
Telecopy: 212-581-8037
Attention: Peter Stokes

with a copy to:

Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069
Telecopy: (212) 848-7179
Attention: Antonia E. Stolper, Esq.

SECTION 9.03. Public Announcements. Neither party hereto shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without prior notification to the other party, and the parties hereto shall cooperate as to the timing and contents of any such press release, public announcement or communication.

SECTION 9.04. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

SECTION 9.05. Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between the Seller and the Purchaser with respect to the subject matter hereof.

SECTION 9.06. Assignment. This Agreement may not be assigned by operation of law or otherwise without the express written consent of the Seller and the Purchaser (which consent may be granted or withheld in the sole discretion of the Seller or the Purchaser); provided, however, that the Purchaser may assign this Agreement or any of its rights and obligations hereunder to one or more wholly-owned Subsidiaries of the Purchaser without the consent of the Seller.

SECTION 9.07. Amendment. This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, the Seller and the Purchaser or (b) by a waiver in accordance with Section 9.08.

SECTION 9.08. Waiver. Either party to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by the other party pursuant hereto or (c) waive compliance with any of the agreements of the other party or conditions to such party's obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any waiver of any term or condition shall not be construed as a

waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of either party hereto to assert any of its rights hereunder shall not constitute a waiver of any of such rights. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

SECTION 9.09. No Third Party Beneficiaries. Except for the provisions of Article VII relating to indemnified parties, this Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any union or any employee or former employee of the Seller, any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.

SECTION 9.10. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of New South Wales, Australia. Each party submits to the non-exclusive jurisdiction of the courts of New South Wales, and the courts competent to determine appeals from those courts, with respect to any proceedings, which may be brought at any time relating to this Agreement.

SECTION 9.11. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the Seller and the Purchaser have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Signed sealed and delivered for and on behalf of **Macquarie Bank Limited (ABN 46 008 583 452)** by its Attorneys under a Power of Attorney dated 2 June 2004, and the Attorneys declare that the Attorneys have not received any notice of the revocation of such Power of Attorney, in the presence of:

[signature]

Signature of Attorney

SHEMARA WIKRAMANAYAKE

Name of Attorney in full

[signature]

Signature of Witness

ANDREA HILBERT

Name of Witness in full

[signature]

Signature of Attorney

RHEA DIACOPOULOS

Name of Attorney in full

MACQUARIE INFRASTRUCTURE ASSETS, LLC



By: ______________________

Name: PETER STOKES

Title: CEO

Schedule 3.03
Consents and Approvals of the Seller

None

Schedule 4.03
Consents and Approvals of the Purchaser

Approval of the Australian Foreign Investment Review Board of the purchase of the Shares by the Purchaser.